4/15

05010769

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tingyi (Cayman Islands) Holding Corp.

*CURRENT ADDRESS No. 15 The 3RD Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

PROCESSED
AUG 30 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34910 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[ ]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[X]
DEF 14A (PROXY)	[ ]		

OICF/BY: [signature]

DAT : 26 August 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

康師傅控股有限公司

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION

CO-OPERATION IN THE BEVERAGE GROUP

The Company entered into the Agreement in relation to the Co-operation with Asahi and Itochu to form a strategic partnership in beverages business in the PRC. In relation to the Co-operation, the Purchaser agreed to acquire a 50% interest in Tingyi-Asahi-Itochu Beverages from the Company.

Tingyi-Asahi-Itochu Beverages is valued at US$950 million (equivalent to HK$7,410 million), which includes net debts and equity value. The cash consideration payable to the Company for the Co-operation is equal to 50% of the Equity Value (as defined in paragraph I.3 below). Completion of the Co-operation is subject to the Reorganisation having been effected. Upon completion of the Reorganisation, Tingyi-Asahi-Itochu Beverages will become the holding company of the Subsidiaries.

The Co-operation represents an excellent opportunity for the Company to partner with two premier Asian industry leaders, namely Asahi and Itochu. The Company can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The Company, Asahi and Itochu will continue to hold cooperation discussion to explore and develop new business opportunities. The Directors consider that the terms of the Agreement are fair and reasonable and the Co-operation is in the interests of the Group as a whole.

The Co-operation constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of the Shareholders at the EGM.

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on Monday, 29 December 2003 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on 5 January 2004.

康師傅控股有限公司

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION

CO-OPERATION IN THE BEVERAGE GROUP

The Company entered into the Agreement in relation to the Co-operation with Asahi and Itochu to form a strategic partnership in beverages business in the PRC. In relation to the Co-operation, the Purchaser agreed to acquire a 50% interest in Tingyi-Asahi-Itochu Beverages from the Company.

Tingyi-Asahi-Itochu Beverages is valued at US$950 million (equivalent to HK$7,410 million), which includes net debts and equity value. The cash consideration payable to the Company for the Co-operation is equal to 50% of the Equity Value (as defined in paragraph I.3 below). Completion of the Co-operation is subject to the Reorganisation having been effected. Upon completion of the Reorganisation, Tingyi-Asahi-Itochu Beverages will become the holding company of the Subsidiaries.

The Co-operation represents an excellent opportunity for the Company to partner with two premier Asian industry leaders, namely Asahi and Itochu. The Company can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The Company, Asahi and Itochu will continue to hold cooperation discussion to explore and develop new business opportunities. The Directors consider that the terms of the Agreement are fair and reasonable and the Co-operation is in the interests of the Group as a whole.

The Co-operation constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of the Shareholders at the EGM.

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on Monday, 29 December 2003 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on 5 January 2004.

I. AGREEMENT DATED 27 DECEMBER, 2003

1. Parties

Vendor	The Company
Purchaser	A-I China Breweries Co Ltd, being an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules) and held as to 80% by Asahi and as to 20% by Itochu
Purchaser's Guarantors	Asahi and Itochu, each being an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules)

2. Interest to be transferred

50% of the issued share capital of Tingyi-Asahi-Itochu Beverages.

The Co-operation is subject to the Reorganisation having been effected in accordance with the applicable laws and regulations. Upon completion of the Reorganisation, Tingyi-Asahi-Itochu Beverages shall become the holding company of the Subsidiaries.

3. Consideration

The consideration for the Co-operation is an amount equal to 50% of the difference between (i) US$950 million (equivalent to HK$7,410 million) being a valuation of Tingyi-Asahi-Itochu Beverages arrived at after arm's length negotiation of the parties with reference to the prospect of Tingyi-Asahi-Itochu Beverages and the prevailing market conditions of the beverages industry in the PRC; and (ii) the actual amount of unaudited pro-forma consolidated net debts of the Subsidiaries as at 31 December 2003 as shown in the Accounts assuming that the Reoganisation had been completed (the "Equity Value"). The Accounts will be available on or before 19 January, 2004. Based on the unaudited accounts of the Subsidiaries as at 30 September 2003, the consolidated net debts of the Subsidiaries were approximately US$180.5 million (equivalent to HK$1,407.9 million). As a result, the estimated Equity Value and consideration for the Co-operation would be US$769.5 million (equivalent to HK$6,002.1 million) and US$384.8 million (equivalent to HK$3,001.1 million) respectively. The consideration is arrived at after arm's length negotiation between the parties. The Directors are of the view that the consideration is fair and reasonable.

The consideration will be payable by the Purchaser to the Company in full by cash at Completion.

4. **Completion**

Completion is conditional on (i) the obtaining of the approval of the Co-operation by the Shareholders at the EGM; and (ii) the Reorganisation having been effected in accordance with the applicable laws and regulations of the PRC and the Cayman Islands.

It is expected that the Agreement will be completed on the 15th business day after fulfilment of the conditions.

In the event that the conditions of the Agreement are not fulfilled on or before 24 June 2004, the Agreement will cease and terminate.

II. INFORMATION ON TINGYI-ASAHI-ITOCHU BEVERAGES AND THE SUBSIDIARIES

Tingyi-Asahi-Itochu Beverages is a company to be incorporated in the Cayman Islands and will be the holding company of the Subsidiaries upon completion of the Reorganisation.

The Subsidiaries are principally engaged in the research, development, manufacture, distribution and sale of beverages under the brand names of 康师傅 and 鮮の毎日 C in the PRC.

Based on the unaudited consolidated financial statements of the Subsidiaries for the year ended 31 December 2001, the year ended 31 December 2002 and the nine months ended 30 September 2003, their unaudited consolidated net profit before and after taxation, minority interest and extraordinary items amounted to approximately US$24.4 million (equivalent to HK$190.32 million) and approximately US$24.4 (equivalent to HK$190.32 million), approximately US$44.4 million (equivalent to HK$346.32 million) and approximately US$44.3 million (equivalent to HK$345.54 million), and approximately US$9.0 (equivalent to HK$70.2 million) and approximately US$8.7 million (equivalent to HK$67.86) respectively and their unaudited consolidated net asset value as at 31 December 2001, 31 December 2002 and 30 September 2003 approximately US$77.5 million (equivalent to HK$604.5 million), approximately US$120.6 million (equivalent to HK$940.68 million) and approximately US$154.5 million (equivalent to HK$1,205.1 million) respectively.

Shareholding in the Subsidiaries before the Reorganisation and the Co-operation


The Company
100%
Shenyang Tingjin
Tianjin Tingjin
Guangzhou Tingjin
Chongqing Tingjin
Xi'an Tingjin
Wuhan Tingjin
Fujian Tingjin
Ha'erbin Tingjin
Qingdao Tingjin
Master Kong Guangzhou
Kuming Tingjin
Xingjiang Tingjin
Hangzhou Tingjin

Shareholding in the Subsidiaries upon completion of the Reorganisation and the Co-operation


The Company
Asahi
Itochu
80%
20%
100%
Master Kong Beverages BVI
The Purchaser
50%
50%
Tingyi-Asahi-Itochu Beverages
100%
Shenyang Tingjin
Tianjin Tingjin
Guangzhou Tingjin
Chongqing Tingjin
Xi'an Tingjin
Wuhan Tingjin
Fujian Tingjin
Ha'erbin Tingjin
Qingdao Tingjin
Master Kong Guangzhou
Kuming Tingjin
Xingjiang Tingjin
Hangzhou Tingjin

III. REASON FOR THE CO-OPERATION

The Co-operation represents an excellent opportunity for the Company to partner with two premier Asian industry leaders, namely Asahi and Itochu. The Company can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The Company, Asahi and Itochu will continue to hold cooperation discussion to explore and develop new business opportunities. The Directors consider that the terms of the Agreement are fair and reasonable and the Co-operation is in the interests of the Group as a whole.

Asahi is a leading Japanese manufacturer of alcoholic beverages and soft drinks. Its product portfolio ranges from tea-based beverages, such as Asahi Juroku-Cha and canned coffee Wonda, to soft drinks, such as Mitsuya Cider and Bireley's. Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Asahi and Itochu are both listed on the Tokyo Stock Exchange, with current market capitalization of approximately JPY502 billion (equivalent to approximately HK$37 billion) and JPY561 billion (equivalent to approximately HK$41 billion) respectively.

With the Co-operation, Tingyi-Asahi-Itochu Beverages will continue to be a subsidiary of the Company. The board of Tingyi-Asahi-Itochu Beverages shall consist of 8 directors. Each of the Company and the Purchaser shall be entitled to appoint half of the number of directors. The Company shall also have the right to nominate the Chairman and the chief executive officer of Tingyi-Asahi-Itochu Beverages.

IV. USE OF PROCEEDS

The Group is principally engaged in the research, development, manufacture, distribution and sale of instant noodles, bakery products and beverages in the PRC. The gross proceeds from the Co-operation are expected to amount to approximately US$384.8 million and will be used mainly for the continued investment in the Group's core business in instant noodle to further enhance its already leading market position in the PRC market. The proceeds will also be used in the development of other investment opportunities and the repayment of the Group's borrowings.

V. GENERAL

Pursuant to the Listing Rules, the Co-operation constitutes a major transaction for the Company and is subject to the approval of the Shareholders at the EGM. A circular containing, inter alia, details of the Co-operation and a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

VI. SUSPENSION AND RESUMPTION OF TRADING OF SECURITIES

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on Monday, 29 December 2003 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on 5 January 2004.

DEFINITIONS

The following terms have the following meanings in this announcement:

"Accounts"	the unaudited pro-forma consolidated accounts of Tingyi-Asahi-Itochu as at 31 December, 2003 assuming that the Reorganisation had been completed
"Agreement"	the sale and purchase agreement dated 27 December, 2003 entered into between the Company, the Purchaser, Asahi and Itochu in relation to the Co-operation
"Asahi"	Asahi Breweries, Ltd., a company incorporated in Japan with limited liability and an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules), the securities of which are listed on the Tokyo Stock Exchange
"Chongqing Tingjin"	重慶頂津食品有限公司 (Chongqing Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 27 December 1995 and a wholly-owned subsidiary of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the shares of which are currently listed on the Main Board of the Stock Exchange
"Completion"	completion of the Agreement
"Co-operation"	the co-operation with Asahi and Itochu by the transfer of a 50% interest in Tingyi-Asahi-Itochu Beverages to the Purchaser
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting to be convened by the Company for the purpose of approving the Co-operation
"Fujian Tingjin"	福建頂津食品有限公司 (Fujian Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 15 October 2002 and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Guangzhou Tingjin"	廣州頂津食品有限公司 (Guangzhou Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 23 November 1995 and a wholly-owned subsidiary of the Company

"Ha'erbin Tingjin"	哈爾濱頂津食品有限公司 (Ha'erbin Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 5 July 2002 and a wholly-owned subsidiary of the Company
"Hangzhou Tingjin"	杭州頂津食品有限公司 (Hangzhou Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 13 March 1996 and a wholly-owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Itochu"	Itochu Corporation, a company incorporated in Japan and an independent third party not connected with the Company, directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules), the securities of which are listed on the Tokyo Stock Exchange
"Kunming Tingjin"	昆明頂津食品有限公司 (Kunming Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 July 2002 and a wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Kong Beverages BVI"	a company to be incorporated in the British Virgin Islands with limited liability which will be wholly owned by the Company
"Master Kong Guangzhou"	康師傅(廣州)飲品有限公司 (Master Kong (Guang Zhou) Beverage Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 23 August 2002 and a wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China
"Purchaser"	A-I China Breweries Co., Ltd., a company incorporated in Japan with limited liability which is held as to 80% by Asahi and as to 20% by Itochu
"Qingdao Tingjin"	青島頂津食品有限公司 (Qingdao Tingjin Food Co., Ltd), a wholly-owned foreign enterprise incorporated in the PRC on 17 October 2002 and a wholly-owned subsidiary of the Company
"Reorganisation"	the establishment of Tingyi-Asahi-Itochu Beverages in the Cayman Islands and the transfer of the entire equity interest in each of the Subsidiaries to Tingyi-Asahi-Itochu Beverages

"Subsidiaries"	13 wholly-owned subsidiaries of the Company, namely (i) Tianjin Tingjin; (ii) Guangzhou Tingjin; (iii) Wuhan Tingjin; (iv) Hangzhou Tingjin; (v) Chongqing Tingjin; (vi) Xi'an Tingjin; (vii) Shenyang Tingjin; (viii) Xingjiang Tingjin; (ix) Kunming Tingjin; (x) Ha'erbin Tingjin; (xi) Qingdao Tingjin; (xii) Fujian Tingjin; and (xiii) Master Kong Guangzhou
"Shareholders"	holders of the Shares
"Shares"	shares of US$0.005 each in the share capital of the Company
"Shenyang Tingjin"	瀋陽頂津食品有限公司 (Shenyang Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 30 October 1995 and a wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tingyi-Asahi-Itochu Beverages"	Tingyi-Asahi-Itochu Beverages Holding Co. Ltd., a company to be incorporated in the Cayman Islands with limited liability which will become the holding company of the Subsidiaries upon completion of the Reorganisation
"Tianjin Tingjin"	天津頂津食品有限公司 (Tianjin Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 December 1995 and a wholly-owned subsidiary of the Company
"Wuhan Tingjin"	武漢頂津食品有限公司 (Wuhan Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 28 March 1996 and a wholly-owned subsidiary of the Company
"Xi'an Tingjin"	西安頂津食品有限公司 (Xi'an Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 January 1996 and a wholly-owned subsidiary of the Company
"Xingjiang Tingjin"	新疆頂津食品有限公司 (Xingjiang Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 26 June 2002 and a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"JPY"	Yen, the lawful currency of Japan
"US$"	United States dollar, the lawful currency of the United States of America

In this announcement, the exchange rates of HK$7.8 to US$1.00 and HK$1.00 to JPY13.7 are used.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 2 January 2004

Please also refer to the published version of this announcement in The Standard.

A.3/B.1/B.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Tingyi (Cayman Islands) Holding Corp., you should at once hand this circular together with the enclosed form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

MAJOR TRANSACTION
CO-OPERATION IN THE BEVERAGE GROUP
AND
TRANSFER OF INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES

A notice convening an extraordinary general meeting of Tingyi (Cayman Islands) Holding Corp. to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China on 8 March 2004 at 3:00 p.m. is set out on pages 17 to 18 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal place of business of Company in Hong Kong at Suite 3807, 38/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as practicable but in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

* *For identification purposes only*

26 January 2004

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Accounts"	the unaudited pro-forma consolidated accounts of Tingyi-Asahi-Itochu Beverages as at 31 December 2003 assuming that the Reorganisation had been completed
"Agreement"	the sale and purchase agreement dated 27 December 2003 entered into between the Company, the Purchaser, Asahi and Itochu in relation to the Co-operation
"Asahi"	Asahi Breweries, Ltd., a company incorporated in Japan with limited liability and an independent third party not connected with the Company, the directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules), the securities of which are listed on the Tokyo Stock Exchange
"Board"	the board of Directors
"Chongqing Tingjin"	重慶頂津食品有限公司 (Chongqing Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 27 December 1995 and a wholly-owned subsidiary of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the shares of which are currently listed on the Main Board of the Stock Exchange
"Completion"	completion of the Agreement
"Co-operation"	the co-operation with Asahi and Itochu by the transfer of a 50% interest in Tingyi-Asahi-Itochu Beverages to the Purchaser
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China on 8 March 2004 at 3:00 p.m. including any adjournment thereof, to consider and, if thought fit, to approve the Co-operation
"Fujian Tingjin"	福建頂津食品有限公司 (Fujian Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 15 October 2002 and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries

"Guangzhou Tingjin"	廣州頂津食品有限公司 (Guangzhou Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 23 November 1995 and a wholly-owned subsidiary of the Company
"Ha'erbin Tingjin"	哈爾濱頂津食品有限公司 (Ha'erbin Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 5 July 2002 and a wholly-owned subsidiary of the Company
"Hangzhou Tingjin"	杭州頂津食品有限公司 (Hangzhou Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 13 March 1996 and a wholly-owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Itochu"	Itochu Corporation, a company incorporated in Japan and an independent third party not connected with the Company, the directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules), the securities of which are listed on the Tokyo Stock Exchange
"Kunming Tingjin"	昆明頂津食品有限公司 (Kunming Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 July 2002 and a wholly-owned subsidiary of the Company
"Latest Practicable Date"	19 January 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Master Kong Beverages (BVI)"	a company incorporated in the British Virgin Islands with limited liability on 7 January 2004 and wholly-owned by the Company
"Master Kong Guangzhou"	康師傅(廣州)飲品有限公司 (Master Kong (Guang Zhou) Beverage Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 23 August 2002 and a wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China
"Purchaser"	A-I China Breweries Co., Ltd., a company incorporated in Japan with limited liability which is held by as to 80% by Asahi and as to 20% by Itochu

"Qingdao Tingjin"	青島頂津食品有限公司 (Qingdao Tingjin Food Co., Ltd), a wholly-owned foreign enterprise incorporated in the PRC on 17 October 2002 and a wholly-owned subsidiary of the Company
"Reorganisation"	the establishment of Tingyi-Asahi-Itochu Beverages in the Cayman Islands and the transfer of the entire equity interest in each of the Subsidiaries to Tingyi-Asahi-Itochu Beverages
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	holders of the Shares
"Shares"	shares of US$0.005 each in the share capital of the Company
"Shenyang Tingjin"	瀋陽頂津食品有限公司 (Shenyang Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 30 October 1995 and a wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiaries"	13 wholly-owned subsidiaries of the Company, namely (i) Tianjin Tingjin; (ii) Guangzhou Tingjin; (iii) Wuhan Tingjin; (iv) Hangzhou Tingjin; (v) Chongqing Tingjin; (vi) Xi'an Tingjin; (vii) Shenyang Tingjin; (viii) Xingjiang Tingjin; (ix) Kunming Tingjin; (x) Ha'erbin Tingjin; (xi) Qingdao Tingjin; (xii) Fujian Tingjin; and (xiii) Master Kong Guangzhou
"Tianjin Tingjin"	天津頂津食品有限公司 (Tianjin Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 December 1995 and a wholly-owned subsidiary of the Company
"Tingyi-Asahi-Itochu Beverages"	Tingyi-Asahi-Itochu Beverages Holding Co. Ltd., a company incorporated in the Cayman Islands with limited liability on 8 January 2004 which will become the holding company of the Subsidiaries upon completion of the Reorganisation
"Wuhan Tingjin"	武漢頂津食品有限公司 (Wuhan Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 28 March 1996 and a wholly-owned subsidiary of the Company
"Xi'an Tingjin"	西安頂津食品有限公司 (Xi'an Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 18 January 1996 and a wholly-owned subsidiary of the Company

"Xingjiang Tingjin"	新疆頂津食品有限公司 (Xingjiang Tingjin Food Co., Ltd.), a wholly-owned foreign enterprise incorporated in the PRC on 26 June 2002 and a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"JPY"	Yen, the lawful currency of Japan
"US$"	United States dollar, the lawful currency of the United States of America

In this circular, the exchange rates of HK$7.8 to US$1.00 and HK$1.00 to JPY13.7 are used.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr Takeshi Ida *(Vice-Chairman)*
Mr Ryo Yoshizawa *(Executive Vice President)*
Mr Wei Ying-Chiao
Mr Wu Chung-Yi
Mr Junichiro Ida

Independent Non-executive Directors:
Mr Hsu Shin-Chun
Mr Katsuo Ko

Registered Office:
Genesis Building Fifth Floor
P.O. Box 448
George Town
Grand Cayman
Cayman Islands

Hong Kong Office and Principal Place of Business in Hong Kong:
Suite 3807, 38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

26 January 2004

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
CO-OPERATION IN THE BEVERAGE GROUP
AND
TRANSFER OF INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES

I. INTRODUCTION

On 5 January 2004, the Board announced that the Company entered into the Agreement in relation to the Co-operation with Asahi and Itochu in the beverages business in the PRC. In relation to the Co-operation, the Company will transfer to the Purchaser a 50% interest in Tingyi-Asahi-Itochu Beverages.

The Co-operation constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of the Shareholders at the EGM. The purpose of this circular is to provide you with further information relating to the Co-operation and to give you notice to convene the EGM to consider and, if thought fit, to approve the Co-operation.

* *For identification purposes only*

II. AGREEMENT DATED 27 DECEMBER 2003

(i) Parties

Vendor	The Company
Purchaser	A-I China Breweries Co., Ltd., being an independent third party not connected with the Company, the directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules) and held as to 80% by Asahi and as to 20% by Itochu
Purchaser's Guarantors	Asahi and Itochu, each being an independent third party not connected with the Company, the directors, chief executive, substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules)

(ii) Interest to be transferred

50% of the issued share capital of Tingyi-Asahi-Itochu Beverages.

The Co-operation is subject to the Reorganisation having been effected in accordance with the applicable laws and regulations. Upon completion of the Reorganisation, Tingyi-Asahi-Itochu Beverages will become the holding company of the Subsidiaries.

(iii) Consideration

The consideration for the Co-operation is an amount equal to 50% of the equity value of Tingyi-Asahi-Itochu Beverages (the "Equity Value") which represents the difference between (i) US$950 million (equivalent to HK$7,410 million), being a valuation of Tingyi-Asahi-Itochu Beverages arrived at after arm's length negotiation of the parties with reference to the prospect of Tingyi-Asahi-Itochu Beverages and the prevailing market conditions of the beverages industry in the PRC; and (ii) the actual amount of unaudited pro-forma consolidated net debts of the Subsidiaries as at 31 December 2003 as shown in the Accounts. The Board is of the view that the consideration is fair and reasonable.

The Accounts were not available as at the Latest Practicable Date. Based on the unaudited accounts of the Subsidiaries as at 30 September 2003, the pro-forma consolidated net debts of the Subsidiaries were approximately US$180.5 million (equivalent to HK$1,407.9 million). As a result, the estimated Equity Value and the consideration for the Co-operation would be US$769.5 million (equivalent to HK$6,002.1 million) and US$384.8 million (equivalent to HK$3,001.1 million) respectively.

The consideration will be payable by the Purchaser to the Company in full by cash at Completion.

(iv) **Completion**

Completion is conditional on (i) the obtaining of the approval of the Co-operation by the Shareholders at the EGM; and (ii) the Reorganisation having been effected in accordance with the applicable laws and regulations of the PRC and the Cayman Islands.

It is expected that the Agreement will be completed on the 15th business day after fulfilment of the conditions.

In the event that the conditions of the Agreement are not fulfilled on or before 24 June 2004, the Agreement will cease and terminate.

III. INFORMATION ON TINGYI-ASAHI-ITOCHU BEVERAGES AND THE SUBSIDIARIES

Tingyi-Asahi-Itochu Beverages is a company incorporated in the Cayman Islands and will be the holding company of the Subsidiaries upon completion of the Reorganisation.

The Subsidiaries are principally engaged in the research, development, manufacture, distribution and sale of beverages under the brand names of 康師傅 and 鮮の每日C in the PRC.

Based on the unaudited pro-forma consolidated financial statements of the Subsidiaries for the year ended 31 December 2001, the year ended 31 December 2002 and the nine months ended 30 September 2003, their unaudited pro-forma consolidated net profit before and after taxation, minority interest and extraordinary items amounted to approximately US$24.4 million (equivalent to HK$190.32 million) and approximately US$24.4 million (equivalent to HK$190.32 million), approximately US$44.4 million (equivalent to HK$346.32 million) and approximately US$44.3 million (equivalent to HK$345.54 million), and approximately US$9.0 million (equivalent to HK$70.2 million) and approximately US$8.7 million (equivalent to HK$67.86 million) respectively and their pro-forma unaudited consolidated net asset value as at 31 December 2001, 31 December 2002 and 30 September 2003 amounted to approximately US$77.5 million (equivalent to HK$604.5 million), approximately US$120.6 million (equivalent to HK$940.68 million) and approximately US$154.5 million (equivalent to HK$1,205.1 million) respectively.

Shareholding in the Subsidiaries before the Reorganisation and the Co-operation


The Company
100%
Shenyang Tingjin
100%
Tianjin Tingjin
100%
Guangzhou Tingjin
100%
Chongqing Tingjin
100%
Xi'an Tingjin
100%
Wuhan Tingjin
100%
Fujian Tingjin
100%
Ha'erbin Tingjin
100%
Qingdao Tingjin
100%
Master Kong Guangzhou
100%
Kunming Tingjin
100%
Xingjiang Tingjin
100%
Hangzhou Tingjin

Shareholding in the Subsidiaries upon completion of the Reorganisation and the Co-operation


The Company
100%
Master Kong Beverages (BVI)
Asahi
80%
Itochu
20%
The Purchaser
50%
50%
Tingyi-Asahi-Itochu Beverages
100%
Shenyang Tingjin
100%
Tianjin Tingjin
100%
Guangzhou Tingjin
100%
Chongqing Tingjin
100%
Xi'an Tingjin
100%
Wuhan Tingjin
100%
Fujian Tingjin
100%
Ha'erbin Tingjin
100%
Qingdao Tingjin
100%
Master Kong Guangzhou
100%
Kunming Tingjin
100%
Xingjiang Tingjin
100%
Hangzhou Tingjin

IV. REASON FOR THE CO-OPERATION

The Co-operation represents an excellent opportunity for the Company to partner with two premier Asian industry leaders, namely Asahi and Itochu. The Company can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The Company, Asahi and Itochu will continue to hold cooperation discussion to explore and develop new business opportunities. The Board considers that the terms of the Agreement are fair and reasonable and the Co-operation is in the interests of the Group and the Shareholders as a whole. The Board is of the opinion that although the Co-operation involves a transfer of interest in the Subsidiaries, the Co-operation is still in the interests of the Group and the Shareholders as a whole given that with the input of skill and know-how from the strategic partners, the prospects of the Subsidiaries will be enhanced.

Asahi is a leading Japanese manufacturer of alcoholic beverages and soft drinks. Its product portfolio ranges from tea-based beverages, such as Asahi Juroku-Cha and canned coffee Wonda, to soft drinks, such as Mitsuya Cider and Bireley's. Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Asahi and Itochu are both listed on the Tokyo Stock Exchange, with current market capitalization of approximately JPY502 billion (equivalent to approximately HK$37 billion) and JPY561 billion (equivalent to approximately HK$41 billion) respectively.

The board of Tingyi-Asahi-Itochu Beverages will consist of 8 directors. Each of the Company and the Purchaser will be entitled to appoint half of the number of directors. The Company will also have the right to nominate the Chairman and the chief executive officer of Tingyi-Asahi-Itochu Beverages.

V. USE OF PROCEEDS

The Group is principally engaged in the research, development, manufacture, distribution and sale of instant noodles, bakery products and beverages in the PRC. The gross proceeds from the Co-operation are expected to amount to approximately US$384.8 million (equivalent to HK$3,001.44 million) and will be used mainly for the continued investment in the Group's core business in instant noodle to further enhance its already leading market position in the PRC market. The proceeds will also be used in the development of other investment opportunities and the repayment of the Group's borrowings.

VI. EGM

Pursuant to the Listing Rules, the Co-operation constitutes a major transaction for the Company and is subject to the approval of the Shareholders at the EGM.

A notice convening the EGM to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China on 8 March 2004 at 3:00 p.m. is set out on pages 17 to 18 of this circular. A proxy form is enclosed for use at the EGM. Whether or not you intend to attend the EGM in person, you are requested to complete and return the enclosed form of proxy to the principal place of business of the Company in Hong Kong at Suite 3807, 38/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as practicable, but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

VII. RECOMMENDATION

The Board is of the opinion that for the reason stated in the paragraph headed "Reason for the Co-operation" above, it is in the best interest of the Company and the Shareholders as a whole to approve the Co-operation. The Board therefore recommends the Shareholders to vote in favour of the resolution to be proposed at the EGM.

VIII. FURTHER INFORMATION

Your attention is drawn to the appendices to this circular.

Yours faithfully,
For and on behalf of the board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

1. INDEBTEDNESS

As at 30 November 2003, the Group had outstanding borrowings of approximately US$453 million, comprising US$363 million bank loans (of which US$31 million were secured by assets of the Group) and US$90 million convertible bonds which are due for redemption in June 2005. As at 30 November 2003, the Group had no contingent liability and cash on hand amounted to US$127 million.

As at 30 November 2003, the Group had (i) bank deposits of US$2 million which have been pledged as security for general banking facilities in the PRC granted to its subsidiaries; and (ii) pledged property, plant and equipment with aggregate net book value of approximately US$87 million to secure general banking facilities in the PRC granted to the Group.

Save as aforesaid and apart from intra-group liabilities and normal accounts payable, the Group did not have any mortgages, charges, debentures, loan capital, bank loans and overdrafts, debt securities or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances creditors, or any guarantees, or other material contingent liabilities outstanding at the close of business on 30 November 2003.

The Directors are not aware of any material adverse changes in the Group's indebtedness position and contingent liabilities since 30 November 2003.

2. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

As disclosed in the quarterly report of the Company for the three months ended 30 September 2003, the Group will continue to make use of its brand, marketing and sales network and the Group's strategies are as follow:

(a) Production: production cost is expected to decrease through enhanced production technology and management;

(b) Operation: the Group will (i) strengthen its brand awareness and increase its market share by maintaining a closer relationship with its partners and consumers; (ii) control its marketing cost and strengthen its management of logistics system; and (iii) launch competitive and high margin products in suitable time through professional and experienced research team;

(c) Capital expenditure: the Group will balance the trend of market growth and its development with conservative and cautious approach; and

(d) The Group will continue to introduce strategic partners and modern techniques to strengthen its comprehensive operation capability and its market position in the food industry.

3. WORKING CAPITAL

The Board is of the opinion that after taking into account the Group's internal resources and available borrowing facilities, with or without the proceeds generated from the Co-operation, the Group has sufficient working capital for its requirements.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The information contained herein relating to the Company has been supplied by the Directors, who collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading insofar as it relates to the Company.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange were as follows:

Name of Director	Company/Name of associated corporations	Capacity	Number and class of securities *(Note 1)*
Wei Ing-Chou	Company	Personal	13,242,000 Shares (L)
		Interests in a controlled corporation	1,854,827,866 Shares (L) *(Note 2)*
			1,868,069,866 Shares (L)
Wei Ying-Chiao	Company	Interests in a controlled corporation	1,854,827,866 Shares (L) *(Note 2)*
Wu Chung-Yi	Company	Interests in a controlled corporation	1,854,827,866 Shares (L) *(Note 2)*

Notes:

1. The letter "L" denotes the Director's long position in such securities.

2. These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp., which is beneficially owned as to approximately 54.83% by Ho Te Investments Limited, as to approximately 12.68% by Wu Chung-Yi, as to approximately 15.24% by Grand Sino King Corporation, and as to the remaining 17.25% by unrelated third parties. Ho Te Investments Limited is a company incorporated in the British Virgin Islands and is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining equally by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) respectively. Grand Sino King Corporation is a company incorporated in the British Virgin Islands. Wu Chung-Yi is an object of a discretionary trust, the trustee of which owns the entire issued share capital of Grand Sino King Corporation.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had or was deemed to have interests or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to any Director, the following parties (other than a Director or chief executive of the Company) or corporations had an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name	Company/ Name of Group member	Capacity	Class and number of securities *(Note)*	Approximate percentage of shareholding
Ting Hsin (Cayman Islands) Holding Corp.	Company	Beneficial owner	1,854,827,866 Shares (L)	33.1889%
Sanyo Foods Co., Ltd.	Company	Beneficial owner	1,854,827,866 Shares (L)	33.1889%
Shyh Shiunn Investment Corporation	Company	Beneficial owner	465,107,784 Shares (L)	8.3200%

Note: The letter "L" denotes the person's long position in such securities.

Save as disclosed above, the Company has not been notified of any other relevant interests or short position in the issued share capital of the Company as at the Latest Practicable Date.

4. DIRECTOR'S SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into, or was proposing to enter into any service contract with the Company or any subsidiary of the Company which does not expire or is not determinable by the employing company within one year without payment of compensation other than statutory compensation.

5. DIRECTORS' INTEREST IN ASSETS/CONTRACTS AND OTHER INTEREST

None of the Directors has any direct or indirect interest in any assets which have, since 31 December 2002, being the date of the latest published audited accounts of the Group, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

6. MATERIAL CONTRACTS

Save as the Trust Deed dated 4 June 2002 entered into between the Company and DB Trustees (Hong Kong) Limited constituting 3.50% convertible bonds due 2005 in the initial principal amount of US$90,000,000, the Company and its subsidiaries have not entered into any contract (not being contracts in the ordinary course of business) within two years immediately preceding the date of this circular and which are or may be material.

7. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

8. GENERAL

(a) The branch share register and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited, at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong.

(b) The secretary of the Company is Mr Ip Pui-Sum, who is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an Associate of the Hong Kong Society of Accountants, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Companies Secretaries. He is also a certified public accountant in Hong Kong.

(c) The English text of this circular will prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Sidley Austin Brown & Wood, the Company's legal advisers, at 39th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong during normal business hours on any business day from the date of this circular until 8 March 2004.

(a) the memorandum and articles of association of the Company;

(b) the audited consolidated accounts of the Company for the two financial years ended 31 December 2002;

(c) the unaudited consolidated accounts of the Company for the nine months ended 30 September 2003; and

(d) the material contract as referred to in this appendix.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Tingyi (Cayman Islands) Holding Corp. (the "Company") will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China on Monday, 8 March 2004 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT

(a) the agreement dated 27 December 2003 between the Company, A-I China Breweries Co., Ltd., Asahi Breweries, Ltd. and Itochu Corporation in relation to the transfer of interest in Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. (the "Agreement") (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose) be and is hereby approved, ratified and confirmed; and

(b) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, ancillary to or in connection with the matters contemplated in or relating to the Agreement as he may consider necessary, desirable or expedient."

By order of the board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Hong Kong, 26 January 2004

Principal place of business in Hong Kong:
Suite 3807, 38th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

* *For identification purposes only*

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.

2. The instrument appointing a proxy will be in writing under the hand of the member or of his/her attorney duly authorised in writing or, if the member is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the principal place of business of the Company at Suite 3807, 38/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be).

5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting thereof (as the case may be) should they so wish, and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint registered holders of any share, any one of such joint holders may attend and vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior will alone be entitled to vote, whether in person or by proxy. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for use at the Extraordinary General Meeting to be held on Monday, 8 March 2004

I/We *(Note 1)* ____

of ____

being the registered holder(s) of ____
shares *(Note 2)* of US$0.005 each ("Shares") in the share capital of the above-named Company, HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note 3)* or ____

of ____

as my/our proxy to attend at the Extraordinary General Meeting ("Meeting") (and at any adjournment thereof) of the said Company to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, the People's Republic of China on Monday, 8 March 2004 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the resolution ("Resolution") as set out in the notice convening the Meeting dated 26 January 2004 ("Notice") and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below.

RESOLUTION *(Note 4)*	FOR	AGAINST
To approve the ordinary resolution in relation to the Agreement as set out in the notice of the Meeting.		

Dated this __________ day of ______________ 2004. Signature *(Note 5)*: __________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares of US$0.005 each (the "Share(s)") registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out **"THE CHAIRMAN OF THE MEETING"** as stated herein and insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to complete any box will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any Resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand first in the register of members of the Company in respect of the joint holding.
7. To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged at the principal place of business of the Company in Hong Kong at Suite 3807, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

* *For identification purposes only*

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ______________________________

of ______________________________

(as shown in the register of members) being the registered holder(s) of[2] ______________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 18th May 2004.

Date: ______________ Signature(s): ______________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 15th May 2004. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ______________________________

of ______________________________

being the registered holder(s) of *(note 3)* ______________ shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ______________ ______________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 18th May 2004 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions		For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2003			
2.	To declare the payment of a final dividend for the year ended 31st December 2003			
3.	To elect and re-elect the directors			
	Mr. Takeski Ida	Re-appointment		
	Mr. Wei Ying-Chiao	Re-appointment		
	Mr. Katsuo Ko	Re-appointment		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration			
5.	To consider and approve the amendment for the Articles of Association of the Company			
6.	To consider and approve the general mandate for issue of shares			
7.	To consider and approve the general mandate to repurchase shares in the capital of the Company			
8.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares			

Dated this ______________ day of ______________ 2004 Signature(s) *(Note 6)*: ______________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 3807, 38/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

* *For identification purposes only*

The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

康師傅控股有限公司

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

Exceptional price and turnover movement and Connected Transactions

I. This statement is made at the request by The Stock Exchange of Hong Kong Limited.

II. The Company has noted the recent increase in the price and trading volume of shares of the Company and wish to state that save as the major transactions which was announced in the Company's announcement dated 2nd January, 2004 and the following connected transactions, it is not aware of any reason for such increase.

III. **NEW ONGOING CONNECTED TRANSACTION**

In accordance with the Purchasing Agreement entered into between Master Kong (Taiwan), a wholly owned subsidiary of the Company, and Ting Hsin Oil on 31st December 2003, Master Kong (Taiwan) will purchase processed oil from Ting Hsin Oil for the manufacturing of instant noodles in Taiwan during the period from 1st January 2004 to 31st December 2004.

IV. **RENEWAL OF ONGOING CONNECTED TRANSACTIONS**

(1) In accordance with the Sub-contracting Agreement entered into between Hangzhou Tingjin, a wholly owned subsidiary of the Company, and Comely on 31st December 2003 to replace the former sub-contracting agreement which expired on 31st December 2003 (details of which was announced by the Company on 20th December 2002), Hangzhou Tingjin will continue to pay sub-contracting fees to Comely during the period from 1st January 2004 to 31st December 2004 for the manufacture of non-carbonated beverages by Comely for Hangzhou Tingjin.

(2) In accordance with a service agreement entered into between Tianjin Tingyu, a wholly owned subsidiary of the Company, and Sanyo on 31st December 2003 to replace the former consultancy agreement which expired on 31st December 2003 (details of which was announced by the Company on 20th December 2002), Tianjin Tingyu will continue to pay consultancy fees to Sanyo during the period from 1st January 2004 to 31st December 2004 for consultancy services provided by Sanyo on business management and financial management of the Group.

Ting Hsin Oil is a company incorporated in Taiwan. 60.4 per cent. interest of the company is owned by Messrs Wei Ing-Chou, Mr Wei Ying-Chiao, the two executive directors of the Company, and their two brothers, Messrs Wei Yin-Chun and Wei Yin-Heng; and the remaining 39.6 per cent. interest is owned by other relatives of Mr Wei. Accordingly, Ting Hsin Oil is deemed to be a connected party of the Company under the Listing Rules.

Mr Wei Yin-Heng, being 100 per cent. ultimate shareholder of Comely, is a brother of Messrs Wei Ing-Chou and Wei Ying-Chiao, the two executive directors of the Company. In addition, Messrs Wei Ing-Chou, Wei Ying-Chiao and Wei Yin-Heng are the controlling shareholders of Ho Te Investments Limited which is indirectly holding approximately 33.1889% interest in the Company. Accordingly, Comely is a connected party of the Company as defined under the Listing Rules.

Sanyo is one of the substantial shareholders of the Company and currently holds about 33.1889% interest in the Company. Accordingly, Sanyo is a connected party of the Company as defined under the Listing Rules.

Pursuant to Chapter 14 of the Listing Rules, the transactions under the above three agreements constitute connected transactions of the Company. The total maximum considerations for each transaction during the period from 1st January 2004 to 31st December 2004 amounted to NTD180,000,000 (approximately HK$41,189,931 at the exchange rate of HK$1:NTD4.37), Rmb80,000,000 (approximately HK$75,471,698 at the exchange rate of HK$1:Rmb1.06) and ¥36,000,000 (approximately HK$2,552,395 at the exchange rate of HK$1:¥14.1044), respectively. The total maximum considerations for each transaction will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make press announcement in accordance with Rule 14.25(1) of the Listing Rules and each of the transaction does not require independent shareholders' approval. The Company will include details of the transactions in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

Tingyi (Cayman Islands) Holding Corp. (the "Company") has noted the recent increase in the price and trading volume of shares of the Company and wish to state that save as the major transactions which was announced in the Company's announcement dated 2nd January, 2004 and the following connected transactions, it is not aware of any reason for such increase.

I. NEW ONGOING CONNECTED TRANSACTION

Connected transaction with Ting Hsin Oil

i. Purchase of processed oil

Purchase agreement (the "Purchase Agreement") made on 31st December 2003:

Parties:

Master Kong (Taiwan) Foods Company Limited ("Master Kong (Taiwan)") is a wholly owned subsidiary of the Company.

Ting Hsin Oil & Fat Industrial Company Limited ("Ting Hsin Oil") is a company incorporated in Taiwan. It is engaged in the manufacture and sales of processed oil in Taiwan.

Terms:

1. Ting Hsin Oil will provide processed oil to Master Kong (Taiwan) for the manufacturing of instant noodles between the period from 1st January 2004 to 31st December 2004.

2. During the period from 1st January 2004 to 31st December 2004, Master Kong (Taiwan) will purchase processed oil maximum up to approximately 8,000 tonnes from Ting Hsin Oil at a maximum transaction amount of NTD180,000,000 (approximately HK$41,189,931 at the exchange rate of HK$1: NTD4.37). The amount to be settled will be calculated on the volume actually purchased.

3. Any party shall not transfer its obligations and interests entitled under the Purchasing Agreement to third parties without the consent of both parties.

4. During the term of the Purchasing Agreement, the parties are obliged to keep confidential information contained in the corresponding documents and shall not reveal to any third parties not related to the Purchasing Agreement.

5. The Purchasing Agreement will come into effect on 1st January 2004 and expire on 31st December 2004, for a term of one year. A month prior to the expiry of the Purchasing Agreement, the parties may negotiate and agree on the renewal of the Purchasing Agreement, provided that if the performance of the Purchasing Agreement is not practicable as a result of the occurrence of unforeseen circumstances, such as natural disasters and wars, both parties may terminate the Purchase Agreement prior to its expiry upon negotiation. The parties shall perform the Purchasing Agreement in a bona fide manner. If any party breaches the Purchasing Agreement, the other party shall terminate the Purchasing Agreement and claim for damages.

The purchase fees were negotiated on an arm's length basis and on normal commercial terms after considering quotations of other independent manufacturers from time to time. The fees shall not be less favourable than the price offered by independent third parties. The fees will be paid in cash on a monthly basis within 60 days after the end of the relevant months.

Rationale for the transaction:

The Company and its subsidiaries ("the Group") are principally engaged in the manufacturing, distribution and sales of instant noodles, bakery and beverages in the People's Republic of China (the "PRC").

The Company and Master Kong (Taiwan) have decided to purchase processed oil from Ting Hsin Oil mainly because Ting Hsin Oil is the leader in the processed oil industry in Taiwan. Ting Hsin Oil has extensive experience as to the observation of the trend of oil price and management of quality. It is equipped with good capability in inventory adjustment and scale of refined processing. It also does well in cost control. As a result, its processing fee is lower whilst the supply of goods is more stable and the level of safety is higher when compared with other competitors. This transaction will enable Master Kong (Taiwan) to further lower the manufacturing cost of instant noodles in Taiwan.

The directors of the Company (including the independent non-executive directors) consider that the terms of purchase are fair and reasonable. The directors of the Company will consider the renewal of the Purchase Agreement prior to its expiry on 31st December 2004. Further announcement will be made if the renewal of the Purchase Agreement is necessary.

ii. **General**

Pursuant to Chapter 14 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules"), the transaction under the above Purchasing Agreement constitutes connected transaction of the Company. The total maximum considerations for the above purchasing transaction during the period from 1st January 2004 to 31st December 2004 will amount to NTD180,000,000 (approximately HK$41,189,931 at the exchange rate of HK$1:NTD4.37) and will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make press announcement in accordance with Rule 14.25(1) of the Listing Rules and the transaction does not require independent shareholders' approval. The Company will include details of the transaction in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

II. RENEWAL OF ONGOING CONNECTED TRANSACTIONS

(1) Connected transaction with Comely

i. **Manufacture of non-carbonated beverages**

Sub-contracting agreement (the "Sub-contracting Agreement") made on 31st December 2003:

Parties:

Hangzhou Tingjin Food Co., Ltd. ("Hangzhou Tingjin") is a wholly owned subsidiary of the Company.

Comely International Food (Hangzhou) Co., Ltd. ("Comely") is a limited company incorporated in the PRC in 1994 which solely engages in the manufacture and sales of beverages in the PRC on behalf of the Group.

Terms:

1. Comely will manufacture non-carbonated beverages for Hangzhou Tingjin on an original equipment manufacturing basis ("OEM basis") for the period from 1st January 2004 to 31st December 2004.

2. The renewal of the Sub-contracting Agreement upon expiring on 31st December 2004 is at the Company's option. The Company will consider the renewal if the seasonal market demand of the beverages cannot be satisfied by the available production capacity of the Group.

3. The beverages will be for the PRC domestic consumption only.

4. Comely will charge Hangzhou Tingjin sub-contracting fees at a pre-determined fee per case of beverage based on the actual production volume under the terms of the Sub-contracting Agreement and the sub-contracting fees will be settled monthly in cash based on actual quantity of beverages produced.

5. The total maximum amount of the sub-contracting fees will be Rmb80,000,000 (approximately HK$75,471,698 at the exchange rate of HK$1:Rmb1.06) during the period from 1st January 2004 to 31st December 2004 based on the maximum production capacity of Comely's equipment.

6. Raw materials and formulae for the manufacturing of the beverages will be wholly supplied by the Group.

The sub-contracting fee was negotiated on an arm's length basis and on normal commercial terms after considering quotations of other independent sub-contractors. The sub-contracting fee per case of beverage shall, in any event, lower than those offered by other independent sub-contractors. In addition, Hangzhou Tingjin will not be required to pay warehouse rental fee to Comely for the period in view of good relationship and no sub-contractors located in Hangzhou have similar production facilities. Accordingly, the Group decided to continue to engage Comely for the sub-contracting work.

Rationale for the transactions:

The Group is principally engaged in the manufacture, distribution and sales of instant noodles, bakery and beverages in the PRC.

The terms of the Sub-contracting Agreement between Hangzhou Tingjin and Comely including the maximum amount of the sub-contracting fee are the same as the former

sub-contracting agreement in all aspects entered into on 1st March 2001 between Hangzhou Tingjin and Comely announced on 14th March 2001. The former sub-contracting agreement expired on 31st December 2003. The Group has decided to continue to engage Comely for the sub-contracting work mainly because:

a. The Group's existing production capacity including the manufacture of drinks will not be able to meet all of the demand for the Group's beverage products.

b. The Group can accelerate the process to further increase the Group's share in the PRC beverage market and to ensure that the Group's beverage products can adequately satisfy the upcoming high season for beverage consumption, which is the summer period.

c. The Directors of the Company believe that no other sub-contracting factories in Hangzhou, the PRC with similar production capacity and experience are more qualified than Comely to provide similar sub-contracting services and production facilities.

d. The Group is the sole customer of Comely which has agreed not to produce products similar to those produced by the Group for competitors of the Group. In addition, Comely does not have any other businesses besides the sub-contracting work services it provides to the Group.

ii. **General**

Pursuant to Chapter 14 of the Listing Rules of the Hong Kong Stock Exchange, the transaction under the above Sub-contracting Agreement constitutes connected transaction of the Company. The total maximum considerations for the above sub-contracting transaction during the period from 1st January 2004 to 31st December 2004 will amount to Rmb80,000,000 (approximately HK$75,471,698 at the exchange rate of HK$1:Rmb1.06) and will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make press announcement in accordance with Rule 14.25(1) of the Listing Rules and the transaction does not require independent shareholders' approval. The Company will include details of the transaction in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

(2) **Connected transaction with Sanyo**

i. **Consultancy services**

Service agreement (the "Consultancy Agreement") made on 31st December 2003:

Parties:

Tianjin Tingyu Consulting Co., Ltd. ("Tianjin Tingyu") is a wholly owned subsidiary of the Company.

Sanyo Foods Co., Ltd. ("Sanyo") is a limited company incorporated in Japan which became one of the substantial shareholders of the Company on 7th July 1999 and currently holding 33.1889% of Company's shares.

Terms:

1. Sanyo will send 2 to 5 consultants to Tianjin Tingyu from the headquarters in Japan and provide consulting services on business management and financial management of the Group for the period from 1st January 2004 to 31st December 2004. The actual number of consultants seconded to Tianjin will be determined according to actual work requirement.

2. The maximum amount of consultancy fees payable, including salaries of the consultants, will be ¥36,000,000 (approximately HK$2,552,395 at the exchange rates of HK$1:¥14.1044) for the period from 1st January 2004 to 31st December 2004 on the basis of 5 secondees. In addition to the salaries of the consultants, the accommodation and other related expenses with total maximum amount of US$50,000 (approximately HK$386,399 at the exchange rates of HK$1:US$0.1294) incurred for those consultants seconded from Sanyo will be reimbursed by Tianjin Tingyu.

3. The consultants of Sanyo under the Consultancy Agreement have an obligation to maintain the commercial information of the Group in confidential for one year from the expiry of the Consultancy Agreement.

4. The consultants of Sanyo under the Consultancy Agreement cannot be involved directly or indirectly in any businesses which are competing or are likely to be competitive with those of the Group during the period from 1st January 2004 to 31st December 2004.

The consultancy fees were negotiated on an arm's length basis and on normal commercial terms after considering quotations of other independent consultancy firms. The fees will be paid in cash in every two months from 1st January 2004.

Rationale for the transaction:

The Group is principally engaged in the manufacturing, distribution and sales of instant noodles, bakery and beverages in the PRC.

As Sanyo has participated in the management of the Company, the holding company of Tianjin Tingyu, since 7th July 1999, Sanyo is familiar with the business operations of the Group. The Consultancy Agreement will therefore enable Tianjin Tingyu to obtain better professional advices and supervision to improve business management and financial management of the Group. The terms of the Consultancy Agreement between Tianjin Tingyu and Sanyo including the maximum amount of consultancy fee are the same as the former consultancy agreements entered into on 10th August 2000, 30th October 2001 and 19th December 2002 between Tianjin Tingyu and Sanyo announced on 11th August 2000, 31st October 2001 and 20th December 2002 respectively. The

former consultancy agreement expired on 31st December 2003. The Group has decided to continue to second Sanyo's consultants to Tianjin Tingyu because the Group believes that no other companies in the PRC with similar production and experience are more qualified than Sanyo to provide consulting services on business management and financial management of the Group.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Consultancy Agreement are fair, reasonable and based on normal commercial terms so far as the Company's independent shareholders as a whole are concerned. In view of the current operations of the Group, the directors of Tianjin Tingyu will renew the Consultancy Agreement when it expires on 31st December 2004. Further announcement will be made if the Consultancy Agreement is to be renewed.

ii. **General**

Pursuant to Chapter 14 of the Listing Rules of the Hong Kong Stock Exchange, the transaction under the above Consultancy Agreement constitutes connected transaction of the Company. The total maximum considerations for the above consultancy transaction during the period from 1st January 2004 to 31st December 2004 will amount to ¥36,000,000 (approximately HK$2,552,395 at the exchange rate of HK$1:¥14.1044) and will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make press announcement in accordance with Rule 14.25(1) of the Listing Rules and the transactions does not require independent shareholders' approval. The Company will include details of the transaction in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

The Company also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

The above statement is made by the order of the Board, the directors of which accept joint and several responsibility for the accuracy of the statement.

By Order of the Board
Ip Pui-Sum
Company Secretary

Hong Kong, 5th January 2004

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Stock Code: 322)

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT PURSUANT TO PARAGRAPH 2 OF THE LISTING AGREEMENT

CO-OPERATION IN THE LOGISTICS GROUP

This announcement is issued pursuant to paragraph 2 of the Listing Agreement between the Company and the Stock Exchange. The Company entered into the Agreement in relation to the Co-operation with Itochu to form a strategic partnership in logistics business in the PRC on 26 March 2004.

The Co-operation represents an excellent opportunity for the Company to partner with Itochu, a premier Asian industry leader.

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on Monday, 29 March 2004 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on Tuesday, 30 March 2004.

I. AGREEMENT DATED 26 MARCH 2004

1. **Parties**

Vendor	The Company
Purchaser	Itochu Corporation is a company listed on the Tokyo Stock Exchange . Itochu and its major stockholders are independent third parties not connected with the Company, the directors, the chief executive, and the substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules)

2. **Interest to be transferred**

Approximately 49.99% of the issued share capital of Tingtong will be transferred to Itochu. Tingtong will be owned as to approximately 50.01% by the Company and 49.99% by Itochu after completion of the Agreement.

3. **Consideration**

The consideration for the Co-operation is US$9,999,988 (equivalent to approximately HK$77,999,906), which is arrived at after arm's length negotiation between the parties with reference to the unaudited asset value of Tingtong of approximately US$5.5 million (i.e. approximately US$2.75 million for the 49.99% interest) and taking into account the growing potential of the logistics industry in the PRC. The consideration will be payable by the Purchaser to the Company in full at completion of the Agreement in cash.

The proceeds from the Co-operation will be used for the continued investment in the Group's core business to further enhance its already leading market position in the PRC.

4. **Completion**

The Agreement is not subject to any conditions precedent and it is expected that the Agreement will be completed on 23 April 2004 or such other date as the parties may agree.

II. REASON FOR THE CO-OPERATION

The Co-operation represents an excellent opportunity for the Company to partner with Itochu, a premier Asian industry leader. The Company can leverage on Itochu's expertise and strengths to enhance its competitiveness in logistic business in the PRC. The Company and Itochu will continue to develop the business of Tingtong by utilizing Tingtong's business resources including the distribution centre spread in the PRC. The directors of the Company consider that the terms of the Agreement are fair and reasonable and the Co-operation is in the interests of the Group as a whole.

Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Itochu is listed on the Tokyo Stock Exchange.

With the Co-operation, Tingtong will continue to be a subsidiary of the Company and its accounts will be consolidated into the Group's accounts.

III. INFORMATION OF TINGTONG AND ITS SUBSIDIARIES

Tingtong and its subsidiaries are principally engaged in the provision of logistics services in the PRC including the services of distribution between cities, storage and package processing.

IV. OTHER

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on Monday, 29 March 2004 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on Tuesday, 30 March 2004.

DEFINITIONS

The following terms have the following meanings in this announcement:

"Agreement"	the sale and purchase agreement dated 26 March 2004 entered into between the Company and Itochu, in relation to the Co-operation
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the shares of which are currently listed on the Main Board of the Stock Exchange
"Co-operation"	the co-operation with Itochu by the transfer of approximately 49.99% interest in Tingtong to Itochu
"Group"	the Company and its subsidiaries
"Itochu"	Itochu Corporation, a company incorporated in Japan with limited liability. Itochu Corporation and its major stockholders are independent third parties not connected with the Company, the directors, the chief executive and substantial shareholders of the Company, its subsidiaries or their respective associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Shares"	shares of US$0.005 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tingtong"	Tingtong (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, a wholly-owned subsidiary of the Company before completion of the Agreement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"US$"	United States dollar, the lawful currency of the United States of America

In this announcement, the exchange rate of HK$7.8 to US$1.00 is used.

By Order of the Board
Wei, Ing-Chou
Chairman

Hong Kong, 29 March 2004

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liabilitily)

Stock Code: 322

Connected Transactions

In accordance with a service agreement entered into between Tianjin Tingyu Consulting, a wholly owned subsidiary of the Company, and Sanyo on 31st December 2003, Tianjin Tingyu Consulting will pay consultancy fees to Sanyo during the period from 1st January 2004 to 31st December 2004 for consultancy services provided by Sanyo on business management and financial management of the Group.

In accordance with the service agreements dated 15th February 2001 entered into between Sanyo and each of the five wholly owned subsidiaries of the Company, that is, Tianjin Tingyi, Guangzhou Tingyi, Hangzhou Tingyi, Chongqing Tingyi and Shenyang Tingyi, the Group will continue to pay training fees to Sanyo during the period from 1st January 2004 to 31st December 2004 for the training provided by Sanyo to the above subsidiaries on the instant noodle production skills, techniques and quality management.

Sanyo is one of the substantial shareholders of the Company and currently holds about 33.1889% interest in the Company. Therefore, Sanyo is a connected party of the Company as defined under the Listing Rules.

Pursuant to Chapter 14 of the Listing Rules, the transactions under the above consultancy and training agreements constitute connected transactions of the Company and will be aggregated and be treated as one transaction of similar nature for the purpose of determining the classification of transactions. The total maximum considerations for the above consultancy and training transactions during the period from 1st January 2004 to 31st December 2004 will amount to ¥51,000,000 (approximately HK$3,642,857 of the exchange rate of HK$1:¥14) and will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make further press announcement in accordance with Rule 14.25(1) of the Listing Rules and the transactions do not require independent shareholders' approval. The Company will include details of the transactions in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

Reference is made to the announcements dated 19th February 2001, 11th April 2002 and 19th December 2002, 24th April 2003 and 5th January 2004 of Tingyi (Cayman Islands) Holding Corp. (the "Company").

I. **Consultancy services**

Service agreement (the "Consultancy Agreement") made on 31st December 2003:

Parties:

Tianjin Tingyu Consulting Co., Ltd. ("Tianjin Tingyu") is a wholly owned subsidiary of Tingyi (Cayman Islands) Holding Corp. (the "Company").

Sanyo Foods Co., Ltd. ("Sanyo") is a limited company incorporated in Japan which became one of the substantial shareholders of the Company on 7th July 1999 and currently holding 33.1889% of Company's shares.

Terms:

1. Sanyo will send 2 to 5 consultants to Tianjin Tingyu from headquarters in Japan and provide consulting services on business management and financial management of the Company and its subsidiaries (the "Group") for the period from 1st January 2004 to 31st December 2004. The actual number of consultants seconded to Tianjin in the PRC will be determined according to actual work requirement.

2. The maximum amount of consultancy fees payable, including salaries of the consultants, will be ¥36,000,000 for the period from 1st January 2004 to 31st December 2004 on the basis of 5 secondees (approximately HK$2,571,429 at the exchange rates of HK$1:¥14 respectively). In addition to the salaries of the consultants, the accommodation and other related expenses with total maximum amount of US$50,000 (approximately HK$386,399 at the exchange rates of HK$1:US$0.1294) incurred for those consultants seconded from Sanyo will be reimbursed by Tianjin Tingyu.

3. The consultants of Sanyo under the Consultancy Agreement have an obligation to maintain the commercial information of the Group in confidential for one year from the expiry of the Consultancy Agreement.

4. The consultants of Sanyo under the Consultancy Agreement cannot be involved directly or indirectly in any businesses which are competing or are likely to be competitive with those of the Group during the period from 1st January 2004 to 31st December 2004.

The consultancy fees were negotiated on an arm's length basis and on normal commercial terms after considering quotations of other similar consultancy firms. The fees will be paid in cash in every two months from 1st January 2004.

Rationale for the transaction:

The Group is principally engaged in the manufacturing, distribution and sales of instant noodles in the People's Republic of China (the "PRC").

As Sanyo has participated in the management of the Company, the holding company of Tianjin Tingyu, since 7th July 1999, Sanyo is familiar with the business operations of the Group. The Consultancy Agreement will therefore enable Tianjin Tingyu to obtain better professional advices and supervision to improve business management and financial management of the Group. The terms of the Consultancy Agreement between Tianjin Tingyu and Sanyo are the same as the former Consultancy Agreement entered into on 10th August 2000, 30th October 2001 and 19th December 2002 between Tianjin Tingyu and Sanyo announced on 11th August 2000, 31st October 2001 and 20th December 2002 respectively. The former agreement expired on 31st December 2003. The Group has decided to continue to second Sanyo's consultants to Tianjin Tingyu because the Group believes that no other companies in the PRC with similar production and experience are more qualified than Sanyo to provide consulting services on business management and financial management of the Group.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Consultancy Agreement are fair, reasonable and based on normal commercial terms so far as the Company's independent shareholders as a whole are concerned. In view of the current operations of the Group, the directors of Tianjin Tingyu will renew the Consultancy Agreement when it expires on 31st December 2004. Further announcement will be made if the Consultancy Agreement is to be renewed.

The fees will be paid in cash in every two months from 1st January 2004. Tianjin Tingyu Consulting paid consultancy fees of ¥4,788,000 (approximately HK$342,000 at the exchange rate of HK$1: ¥14) to Sanyo during 3 months from 1st January 2004 to 31st March 2004, representing 0.01% of the Group's unaudited net tangible assets as at 30th September 2003.

II. **Training**

Five service agreements (the "Training Agreements") made on 15th February 2001:

Parties:

Tianjin Tingyi International Food Co., Ltd. ("Tianjin Tingyi") is a wholly owned subsidiary of Tingyi (Cayman Islands) Holding Corp. (the "Company").

Guangzhou Tingyi International Food Co., Ltd. ("Guangzhou Tingyi") is a wholly owned subsidiary of the Company.

Hangzhou Tingyi International Food Co., Ltd. ("Hangzhou Tingyi") is a wholly owned subsidiary of the Company.

Chongqing Tingyi International Food Co., Ltd. ("Chongqing Tingyi") is a wholly owned subsidiary of the Company.

Shenyang Tingyi International Food Co., Ltd. ("Shenyang Tingyi") is a wholly owned subsidiary of the Company.

Sanyo Foods Co., Ltd. ("Sanyo") is a limited company incorporated in Japan which became one of the substantial shareholders of the Company on 7th July 1999 and currently holds about 33.1889% of the Company's shares.

Terms:

1. Tianjin Tingyi, Guangzhou Tingyi, Hangzhou Tingyi, Chongqing Tingyi and Shenyang Tingyi will second 10 trainees in total to Sanyo two times per calendar year for about 2 weeks each time and Sanyo will second 2 trainers to each of the above subsidiaries two times per calendar year for about 2 weeks each time to provide training on the instant noodle production skills, techniques and quality management to each of the above subsidiaries during the period from 16th February 2001 to 31st December 2005.

2. The total amount of training fees payable by the Company and its subsidiaries (the "Group") to Sanyo during the period from 16th February 2001 to 31st December 2005 will be ¥160,000,000 (approximately HK$11,429,000 at the exchange rate of HK$1:¥14). The actual charge of training fees are based on estimated cost for salaries of the trainers and the compensation for the interruption of Sanyo's production during training.

   The training fees will be settled by 5 instalments in the first quarter of each calendar year. In the first year, the interruption of Sanyo's production during training will be larger than in the second to fifth years. Accordingly, the training fees payable in cash in 2001 will be ¥100,000,000 (approximately HK$7,143,000 as the exchange rate of HK$1 : ¥14). During the period from 2002 to 2005, the training fee payable in cash will be ¥15,000,000 each calendar year (approximately HK$1,071,000 at the exchange rate of HK$1 : ¥14).

   In addition, the accommodation and other related expenses incurred by the trainees seconded to Sanyo will be paid by the respective subsidiaries. Except for salaries of the trainers, the accommodation and other related expenses incurred by the trainers seconded to the above subsidiaries will be paid by the respective subsidiaries.

3. The Company has an obligation to maintain the training information in secret and must not disclose the information to other party without any consent by Sanyo.

The training fees were negotiated on an arm's length basis and on normal commercial terms after considering the estimated cost of the trainers and loss arising from the interruption of Sanyo's production during training. No quotations have been obtained from other independent training firms as most of these training firms do not possess such specialized expertise and some of them are competitors of the Company.

Rationale for the transactions:

The Group is principally engaged in the manufacturing, distribution and sales of instant noodles in the People's Republic of China.

As Sanyo has participated in the management of the Company since 7th July 1999, Sanyo is familiar with the business operations of the Group. The Training Agreements will therefore enable the above subsidiaries to obtain better training for improving the instant noodle production skill, techniques and quality management of the Group.

The directors of the Company (including the independent non-executive directors) consider that the terms of the Training Agreements are fair, reasonable and based on normal commercial terms so far as the Company's independent shareholders as a whole are concerned. Further announcement will be made if the Training Agreements are renewed.

The training fees totalling ¥160,000,000 will be settled by 5 instalments in the first quarter of each calendar year. The Group paid training fees of ¥15,000,000 (approximately HK$875,953 at the exchange rate of HK$1:¥17.1242), ¥15,000,000 (approximately HK$991,120 at the exchange rate of HK$1:¥15.1344) and ¥15,000,000 (approximately HK$1,071,429 at the exchange rate of HK$1:¥14) to Sanyo for the year ended 31st December 2002, 31st December 2003 and 31st December 2004 respectively, the above three payments representing 0.02% of the Group's audited net tangible assets as at 31st December 2001 and 2002 and Group's unaudited net tangible assets as at 30th September 2003, respectively. During the period 2005, the training fees payable in cash will be ¥15,000,000 (approximately HK$1,071,429 at the exchange rate of HK$1: ¥14).

III. **General**

The terms and details of the above agreements under the above consultancy and training transactions have not been changed since their announcement dates as to date. The total considerations paid for the above consultancy and training transactions during the period from 1st January 2004 to 31st March 2004 amounted to ¥19,788,000 (approximately HK$1,413,429 at the exchange rate of HK$1:¥14).

Pursuant to Chapter 14 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules"), the transactions under the above consultancy and training agreements constitute connected transactions of the Company and will be aggregated and be treated as one transaction of similar nature for the purpose of determining the classification of transactions. The total maximum considerations for the above consultancy and training transactions during the period from 1st January 2004 to 31st December 2004 will amount to ¥51,000,000 (approximately HK$3,642,859 at the exchange rate of HK$1:¥14) and will be larger than 0.03% but less than 3% of the Group's unaudited net tangible assets as at 30th September 2003. Accordingly, the Company is required to make further press announcement in

accordance with Rule 14.25(1) of the Listing Rules and the transactions do not require independent shareholders' approval. The Company will include details of the transactions in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules.

As at the date of this announcement, Messer Wei Ing-Chou, Takeshi Ida, Wu Chung-Yi, Wei Ying-Chiao, Junichiro Ida, Ryo Yoshizawa, Katsuo Ko and Hsu, Shin-Chun are the directors of the Company.

By Order of the Board
Ip Pui-Sum
Company Secretary

Hong Kong, 1st April 2004

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liabilitily)

(Stock code: 0322)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Turnover increased 14.6% to US$1.26 billion

Profit attributable to shareholders and EPS were US$35.816 million and US0.64 cents respectively

Operating cashflow was US$182.648 million

Final dividend is US1.13 cents per share, an increase of 21.5%

Introduction

The period under review was a year marked by different adverse circumstances so that the Group's performance was below expectation. With the forecast that the PRC beverage market would be fast growing, the Group had made huge investment in beverage facilities. Because of the outbreak of SARS (Severe Acute Respiratory Syndrome), cooler summer and the flood, beverage sales could not reach the Group's target. Coupled with the price increases both from palm oil and PET plastic materials in the first quarter and flour and rice in the fourth quarter, the continuous cost increase directly affected the Group's profit. Fortunately, thanks for the strong base for the Group's core business instant noodles, during the difficult period, it made use of its production with vertical integration, flexible marketing strategies and the advantage of the Group's sales network. Instant noodle sales for the year reached US$783.441 million, an increase of 22.9% over 2002. During the traditional low season for beverage in the fourth quarter, through the strategy of "New Package Line Extension" and "Hot Drink", beverage sales achieved a growth of 92.4% when compared with the corresponding period last year and turnover reached US$59.459 million. However, the substantial growth could not make up the sales loss caused by natural disasters during the high seasons. As a result, beverage sales for the year only grew by 6.0% to US$379.112 million. For the whole year, the Group maintained a stable sales performance of US$1,260 million, 14.6% higher than in previous year. Profit attributable to shareholders and earnings per share were US$35.816 million and US0.64 cents respectively.

Quarterly Reporting

The Group introduced quarterly results announcement during the third quarter in 2000 and released quarterly report and posted the full report in the Group's web-site on the same

day during the third quarter in 2001. The quarterly reporting is to promote high standards of corporate governance and provide shareholders with timely information about the Group's performance. The quarterly, interim and final financial reports were reviewed by the Audit Committee before they were presented to the Board. The voluntary publication of the Group's results on a quarterly basis demonstrates the Group's commitment to transparency and good corporate governance.

Solidify the Growth Platforms and Lead the Waves of Change

To further strengthen the Group's competitiveness in the PRC food market, the Group is active to introduce strategic partners. On 27 December 2003, the Group entered into the agreement in relation to the co-operation with Asahi Breweries, Ltd. ("Asahi") and Itochu Corporation ("Itochu") whereby the Group will transfer to AI Beverage Holding Co. Ltd. ("AI Beverage") 49.995% interest of the beverage business and work together to operate the fast growing but intense competition beverage market in the PRC. In December 2003, the Group entered into the agreement with ZhongWang Group which is mainly producing low-end instant noodle in the PRC and would establish a joint venture company called The Third Prince (Santazi) Company Limited, Hebei. The Group will invest Rmb250 million and will own 50% interest of the joint venture company. In addition, to further enhance the Group's logistics ability, the Group entered into an agreement on 26 March 2004 in relation to the co-operation with Itochu to form a strategic partnership in logistics business in the PRC. The Group will transfer 49.99% equity interests in Tingtong (Cayman Islands) Holding Corp. ("TingTong") to Itochu. Tingtong is the Group's wholly-owned subsidiary and engaged in logistics services. The co-operation will benefit the two groups in their operation of logistics industry in the PRC.

Dividend

The Group has maintained a strong foundation in its financial structure. As the Group continues to maintain a healthy net cash position for funding future development, I would recommend to the Board to provide a return to our shareholders for their support by way of a more generous dividend policy. The board will therefore recommend at the Annual General Meeting to be held on 18 May 2004 the payment of a final dividend of US1.13 cents per share, totalling US$63.152 million to shareholders whose names appear on the register of members on 18 May 2004. Final dividend for the last year was US0.93 cents per share, totalling US$51.975 million.

Management Team

For the expansion both for beverage division and instant noodle division, the Group increased its number of staff to 27,803. During the SARS outbreak and the period of severe operating conditions, all staff strictly adhered to their duties and joined hands with Master Kong to overcome the difficulty to maintain operations of the Group uninterrupted. The shareholders and I would like to thank everyone for their devoted performance during the year.

RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group"), prepared in accordance with the accounting principles generally in Hong Kong, for the year ended 31 December 2003 as follows:

	Note	2003 *US$'000*	2002 *US$'000*
Turnover	2	1,260,691	1,100,405
Cost of sales		(909,365)	(727,531)
Gross profit		351,326	372,874
Other revenue		1,597	2,516
Other net income		18,792	29,142
Distribution costs		(248,318)	(211,657)
Administrative expenses		(38,106)	(43,092)
Other operating expenses		(24,868)	(27,850)
Profit from operations	3	60,423	121,933
Finance costs		(20,757)	(26,465)
Share of profits of associates		4,639	2,798
Profit before taxation		44,305	98,266
Taxation	4	(7,868)	(6,155)
Profit from ordinary activities after taxation		36,437	92,111
Minority interests		(621)	(1,183)
Net profit attributable to shareholders	2	35,816	90,928
Dividends		63,152	51,975
Earnings per share	5		
Basic		US0.64 cents	US1.63 cents
Diluted		N/A	N/A

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). In the current year, the Group adopted for the first time Statement of Standard Accounting Practice No. 12 (revised) ("SSAP 12") "Income Taxes" and SSAP 35 "Accounting for government grants and disclosure of government assistance" issued by the HKSA which are effective for the current accounting period. The adoption of the new or the revised SSAPs has no material effect on the Group's financial statements in prior and current periods.

2. **Turnover and contribution by product:**

The Group operates mainly in the People's Republic of China (the "PRC"). Turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover and profits (losses) attributable to shareholders by product are shown as follows:

	Turnover		Profits (losses) attributable to shareholders	
	2003	**2002**	**2003**	**2002**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	783,441	637,454	45,093	68,475
Beverages	379,112	357,611	6,892	45,937
Bakery	72,573	86,339	(7,454)	(5,074)
Others	25,565	19,001	(8,715)	(18,410)
Total	1,260,691	1,100,405	35,816	90,928

3. **Profit from operations**

Profit from operations is stated after charging the following:

	2003	**2002**
	US$'000	*US$'000*
Depreciation	76,338	67,703

4. **Taxation**

	2003	**2002**
	US$'000	*US$'000*
Current tax		
PRC income tax	7,864	6,155
Deferred taxation		
Origination and reversal of temporary differences	4	—
	7,868	6,155

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made as there was no assessable profit in Hong Kong for the year.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

5. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of US$35.816 million (*2002: US$90.928 million*) and on the weighted average of 5,588,705,360 (*2002: 5,588,705,360*) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2003 and 2002 have not been shown as the convertible bonds outstanding during these years are anti-dilutive.

Business Review

Although there were the SARS outbreak and floods in the PRC in 2003, the PRC's gross domestic products (GDP) in the year 2003 still achieved a growth of 9.1%. In addition, the Rural Land Contracting Law effected in March 2003 by the PRC government could widen consumer base and stimulate consumption demand growth for low to mid-high end consumer products. The total amount for retail market in the PRC in 2003 also increased by 9.1% from the previous year.

In 2003, the Group's turnover was US$1,260.7 million, an increase of 14.6% over 2002. The growth rates for turnover of instant noodle, beverage and bakery were 22.9%, 6.0% and -15.9% respectively. In the fourth quarter, the Group's turnover was US$306.943 million, 33.0% higher than same period last year. The increase was mainly from the growth in sales by 30.2% to US$220.387 million in instant noodle business and 92.4% to US$59.459 million in beverage business.

During the year, the prices for the Group's core materials, such as palm oil and PET plastic materials have increased by more than 15% and 20% respectively. In the fourth quarter, flour price also increased by 15% when compared to the price in the first three quarters. As a result, the Group's gross margin declined by 6.0pp to 27.9%. Other net income was US$18.792 million, decreased 35.5% from 2002. Distribution costs rose by 17.3% to US$248.318 million mainly due to the increase in expenses for the advertising and promotion activities. The expenditure in advertising and promotion is an essential and long-term investment for the brand of Master Kong to establish and strengthen the Group's market position. Due to the lower interest rate, the Group's finance cost decreased by 21.6% to US$20.757 million. Earnings before interest, tax, depreciation and amortisation (EBITDA) was US$139.803 million, dropped by 26.5%. The profit attributable to shareholders for the year 2003 was US$35.816 million, representing earnings per share of US0.64 cents and a decline by 60.6% from previous year.

Instant Noodle Business

The Group's instant noodle business faced both chances and challenges during the year. In production side, price for palm oil, which is the core material of instant noodle, maintained at a high level for the whole year, more than 15% increase when compared to average purchase price in 2002. In the fourth quarter, flour price increased by 15% when compared to the first three quarters. Those price fluctuations significantly squeezed the gross margin. In sales side, during the SARS outbreak in the second quarter, less outdoor activities and consumption in restaurant led to sharp increase in the demand for instant noodle. As a result, the sales for the Group's instant noodle had an excellent performance during the low season. In the fourth quarter, due to the shortage of flour supply, some small instant noodle factories had to terminate their operation during high season. Thanks for the good purchasing system of the Group, the operation for the Group's instant noodle business maintained uninterrupted. Coupled with the flexible marketing strategy, expansion in production capacity of the factories in Hangzhou, Guangzhou, Wuhan and Taiwan and the

commencement of production by the factories in Shiheji and Kunming, sales for the Group's instant noodle for the year reached US$783,441 million, a 22.9% higher than 2002 and amounted to 62.1% of Group's turnover. The growth was mainly from both sales for high-end bowl noodles and low-end packet noodles. The sales growth for high-end packet noodles would be slowdown. This trend is same as the development of the PRC instant noodle market.

The PRC instant noodle market still has a huge potential to develop since on a per capita basis, the consumption in Japan and Taiwan was more than 40 packs and the PRC consumers only consumed 16 packs per year. Master Kong has a strong market position in high-end instant noodle market at present. To further enhance the Group's market share in the low-end noodle market which represents 72% of the total PRC instant noodle market, in December 2003, the Group entered into the agreement with Hebei ZhongWang Group which is mainly producing low-end instant noodles and would establish a joint venture company called The Third Prince (Santazi) Company Limited Hebei. The Group will invest Rmb250 million and will own 50% interest of the joint venture company. The Group will make use of ZhongWang's advantage such as its experience in low-end noodle market operation, sales network around rural farmers market and the knowledge in rural consumers behavior. It will generate benefits for both parties when these two strong players joined together and also may further strengthen the Group's leader position in the total PRC instant noodle market.

During the year, the Group has launched different new flavours under existing series. Mini Cup noodles and Flied noodle series all were welcome in the market. According to AC Nielsen, for the period of December 2003 to January 2004, the Group gained 32.6% market share by volume and 43.5 % market share by sales value in the PRC instant noodle market, market shares in the last corresponding period were 27.8% by volume and 39.6% by sales value. In addition, according to AC Nielsen, in December 2003, based on volume, Master Kong has gained 17% market share in Taiwan instant noodle market after entered the market for one year.

During the fiscal year 2003, the gross margin of instant noodle dropped by 5.1pp to 21.2%. The decline was mainly because (1) the price of raw materials increased; (2) new factories have not achieved the economies of scale;(3)the growth from the low-margin low-end noodle was bigger than the growth from the higher margin mid-to-high-end noodle and (4) the bowl noodle package was changed. Profit attributable to shareholders for instant noodle business was US$45.093 million, dropped by 34.2% mainly because of the decline in gross profit and the increase in advertising and promotion expenses.

Beverage Business

In view of the fast growing beverage market and to ensure enough supply during high seasons, the Group has added 27 new production lines for PET drinks and those lines have commenced production within the second and third quarters. Unfortunately, the outbreak of SARS, cooler summer and the floods had significantly affected the sales of package drinks which are mainly consumed in outdoor. In addition, the price for PET plastic materials has increased sharply. The Group's beverage business experienced a very difficult year. However, the Group's beverage products have good sales in the south-eastern and southern part of the PRC and further extended the market share in these two areas. During the outbreak of SARS, the Group maintained most of the advertising plan. Because of this accumulated

investment in brand, the successful strategy of "New Package Line Extension" such as the launch of family size juice drinks and "Hot Drinks", beverages sales have a significant growth of 92.4% to US$59.459 million during the low season in the fourth quarter. Nevertheless, the good sales in the fourth quarter could not cover the falls during the high season in the second and third quarter so that the sales for the year only increased slightly by 6.0% to US$379.112 million when compared to 2002 and amounted to 30.0% of the Group's total turnover. As consumers take more care of their health than before, the Group has highlighted the concepts of health for juice, green tea and non-sugar tea drinks. To achieve the goal of enhancing the image for the leader brand and consumer favorite in Master Kong beverage and then to further increase both the sales and market share, the Group has maintained the investment in advertisement and promotion for the Group's core beverage "Master Kong Iced Tea", "Master Kong Green Tea" and "Fresh Daily C" juice drink series through "Thematic Consumer Promotion" and "Major Musical Event Campaign". According to AC Nielsen, for the period of December 2003 to January 2004, the sales volume and value of Master Kong tea drinks gained a share of 45.9% and 47.2% in the PRC RTD tea market respectively, being the leader brand in the market. The market share of the diluted juice drinks was 23.4% by sales volume and 22.7% by sales value, being the second leading one in the market.

During the period, the Group launched juice drinks with white grape flavour, "Ur Tea" non-sugar green tea and "Mineralized Water". For the refrigerated drinks, the Group launched "Wei Chuan Yogurt Drink" and was welcome in the market. Together with the "100% Daily C Juice", these products are being the popular high quality healthy drinks in the greater Shanghai area.

During the fiscal year 2003, the gross margin of beverage business fell by 5.2pp to 40.7% from previous year, mainly because (1) price increased by 20-40% for core raw material PET plastic materials within the year; (2) production lines have not been fully utilized and (3) product price decreased due to keen competition in the market. Profit attributable to shareholders was US$6.892 million and dropped by 85.0% from a year ago mainly because of the below expectation sales, decline in gross profit, and increase in advertising and promotion expenses.

To further strengthen the ability for the Group's development in the PRC fast growing beverage market, on 27 December 2003 the Group entered into the agreement with AI Beverage in relation to the co-operation with Asahi and Itochu in the beverage business in the PRC. Pursuant to the agreement, the Group will transfer 49.995% shares of the Group's beverage business to AI Beverage, a joint venture company of Asahi and Itochu to work together to operate in this fast growing and huge but competitive beverage market. Through the co-operation, the Group can leverage on the partners' respective expertise and strengths to significantly enhance its competitiveness in product development, manufacturing, raw material procurement and overall business management. The co-operation is clearly a big support for the Group's long term development in the PRC beverage market.

Bakery Business

In 2003, turnover for bakery business amounted to US$72.573 million, dropped by 15.9% from previous year and representing 5.8% of the Group's total turnover. The sales decline was because the life cycle for bakery is shorter than the other products and there is the high replacing possibility in bakery products. However, Muffin and Egg Rolls maintained good performance. From the beginning of September, the sales strategy of "Celebrity" for the core product "3+2" sandwich cracker was successful and had improved the sales. During the year, new product "Sweet Yolk Biscuit" has been well received by the market and the chocolate wafer and lottery pop which were produced by our strategic alliances have gradually built up the foundation in the market. According to AC Nielsen, based on sales value, for the period from December 2003 to January 2004, Master Kong's sandwich crackers gained 20.0% market share by volume and 24.4% market share by value in the PRC sandwich crackers market.

In view of the development of the PRC's bakery market towards diversity, the Group has suspended capital investment in bakery business and added more favours by using the existing production lines. To make use of Master Kong's brand and sales channel, the Group will continue to seek for strategic partners to enhance the product mix for our bakery products.

During the fiscal year 2003, the Group's gross margin of bakery business was 32.4%, dropped by 0.4pp when compared to the same period in 2002 mainly because the utilization rate for production lines was low and the sales for high margin products were under-performed. Loss attributable to shareholders was US$7.454 million and last year was US$5.074 million.

Financing

The Group's healthy finance structure was mainly benefited from the stable cash flow of the Group as a result of the well-controlled accounts receivable and inventory. At the end of 2003, the Group's cash and bank deposits amonted to US$94.978 million, decreased by US$4.935 million from previous year. The main capital outlays were related to expenditure for PET drinks production facilities. These expenditures were financed by operating cash flows and long-term borrowings. At the end of 2003, the Group's total borrowing was US$434.770 million, increased by US$71.582 million and represented 19.7% increase from previous year. The Group adjusted the ratio between long-term loans and short-term loans from the previous year's 70%: 30% to 2003's 62%: 38%. As a result of the Group's cash on delivery policy, the Group will not face the repayment problem for long-term and short-term loans. The seasonal difference from the sales between the Group's instant noodle, beverage and bakery business can also maintain the Group's strong cash position. In 2003, the Group's Renminbi debts represented 48% of total debt and at the end of 2002 it was 50.3%. The Group's transactions are mainly denominated in Renminbi and during the period the exchange rate between Renminbi and US dollar remained stable. The Group also used forward exchange contracts to minimize the risk of exchange fluctuations. As a result, there was no significant impact of exchange fluctuations during the year. As of 31 December 2003, Renminbi loan and the convertible bonds with fixed interest rate accounted for 69% of the Group's total borrowing and the Group had no contingent liabilities.

Ageing analysis of trade receivables is as follows:

	31 December 2003 *US$'000*	31 December 2002 *US$'000*
Within 90 days	54,076	40,776
Over 90 days	8,039	2,140
Total	62,115	42,916

Financial Ratio

	For the year ended 31 December 2003	2002
Net profit margin	2.84%	8.26%
Finished goods turnover	12.42 Days	12.03 Days
Accounts receivable turnover	15.20 Days	13.30 Days
Gearing ratio (Net debt to shareholders' equity)	0.60 Times	0.45 Times
Debt ratio (Total liabilities to total assets)	55.19%	49.38%

Production Scale

The Group has increased 27 production lines for PET beverage and all the lines have been put in production in the third quarter. The Group's production capacity for PET beverage would be doubled as compared to the end of last year. Those new production lines can directly reduce the cost of PET bottles and strengthen the Group's competitiveness in the PRC beverage market. The Group has also increased new production facilities for instant noodle in Guangzhou, Hangzhou, Wuhan and Taiwan and the new facilities have commenced production before October.

In the year 2004, the Group plans to invest US$65 million in instant noodle business and refrigerated drinks business to meet the development requirement and to solve the bottle neck problem for the existing production facilities. The Group believes that those expansion will strengthen the competitiveness of the Group and benefit the growth of the Group's sales.

Sales Network

At the end of 2003, the Group established a team operation with 344 sales offices, 77 warehouses and 49,311 direct retailers in the PRC. With the network, the Group can speed up the distribution and delivery of the Group's products and the products can be launched directly to the appropriate market. In addition, to cope with the development in grand sales market and supermarkets, the Group has strengthened the management of these direct sales networks and the training for frontline staffs. The Group will continue to enhance "Better Access, Broader Reach" distribution strategy since the comprehensive sales network is the Group's valuable source.

Human Resources

As of 31 December 2003, the Group employed 27,803 staff (2002: 26,542). The Group provides a competitive salary packages, insurance and medical benefit and professional training courses to employees. In 2003, the Group has provided 921,833 training hours to the Group's staff. The Group believes that the perfect management system for human resources will enhance employee's contribution to the Group.

Corporate Governance

Code of Best Practice

Throughout the year, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the year.

PROSPECTS

The policy of the PRC government to improve the living standard of all citizens will lead to the growth in the total amount for retail market and the consumption demand and enhance the potential for the instant food market. Meanwhile, the Group will experience some difficult conditions such as the severe market competition, price cutting for its products and the price increase of raw materials.

In 2004, the Group will continue to make use of the Group's advantages of the brand, marketing and sales network and the strategies are as follow:

1. **Business Development**

   a) To expand the market share in the PRC market by introducing strategic international partners to speed up the accumulation of product categories and capital and strengthen the market share in the PRC.

   b) To cope with the sizeable market demand by using different ways to accompany with domestic players to strengthen the production base in PRC.

2. **Sales and Operation**

a) To strengthen the brand awareness and expand consumer's mind share through "the Combination of Multi-media" and "Event Campaign".

b) To control marketing cost and strengthen the management of logistics system and keep closer to network partners and consumers.

c) To launch competitive and high margin products in suitable time through the Group's professional and experienced research team and enhance the Group's overall profitability by increasing the ratio of high margin products.

3. **Production**

a) To modify product quality by strengthening quality control and improve staff's efficiency by enhancing daily management.

b) In 2003, the Group's facilities for beverage and noodles have fully commenced production by the end of October. For the investment in 2004, the Group will balance the trend of market growth and the Group's development under the arrangement with conservative and cautious approach.

4. **Management**

a) To improve the quality for human resources and to strengthen the average performance per head as the standard of performance evaluation as the Group's foundation will be based on the strength of the human resources.

b) To further enhance the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

The Group understands that the task for continuous profit growth is particularly challenging in the increasingly intense competition market. According to the operating experience in the PRC and advantages from the brand and sales network together with the well-defined business strategies and the professional management teams, the Group would be able to enhance customers' and shareholders' value. Through the above improvements and the alliance with strategic partners, the Group is confident to achieve double digits growth both in the Group's sales and EBITDA in the year 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and convertible bonds during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.tingyi.com in due course.

As at the date of this announcement, Messrs Wei Ing-Chou, Takeshi Ida, Wu Chung-Yi, Wei Ying-Chiao, Junichiro Ida, Ryo Yoshizawa, Katsuo Ko and Hsu Shin-Chun are the directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 20 April 2004

Website: www.tingyi.com
www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Tuesday, 18th May 2004 at 3:00 p.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31st December 2003;

2. To declare the payment of a final dividend for the year ended 31st December 2003;

3. To elect and re-elect the directors of the Company ("Directors");

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

As Special Business:

To consider and, if thought fit, pass with or without amendments, each of the following resolutions as special resolution or ordinary resolution (as the case may be) of the Company:

SPECIAL RESOLUTION

5. "**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

   (a) by adding the following definition of "associate(s)" in Article 2:

   ""associate(s)" in relation to any Director, shall have the meaning ascribed to it under the Listing Rules;";

   (b) by adding the following definition of "Listing Rules" in Article 2:

   ""Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);";

   (c) by deleting the existing definition of "recognised clearing house" in Article 2 and substituting therefor the following:

   ""recognised clearing house" shall mean a recognised clearing house as referred to in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;";

(d) by deleting the existing Article 41(A) and substituting therefor the following:

"(A) Subject to the Law, all transfers of shares may be effected by an instrument of transfer in writing in any usual or common form or in any other form acceptable to the Board and may be under hand only or if the transferor or the transferee is a recognised clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.";

(e) by deleting the existing Article 41(B) and substituting therefor by the following:

"(B) The instrument of transfer shall be executed by or on behalf of both the transferor and the transferee provided that the Directors may dispense with the execution of the instrument of transfer by the transferee in any case which they think fit in their discretion to do so. Without prejudice to Article 41(A), the Directors may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers.";

(f) by adding the following as a new Article 74A immediately after Article 74:

"74A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.";

(g) by deleting the existing Article 86A and substituting therefor by the following:

"86A If permitted by the Law and without limiting the generality of Article 86, if a recognised clearing house (or its nominee) is a member of the Company, it (or as the case may be, its nominee) may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect which each such person is so authorised. Each person so authorised under this Article shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company, and on show of hands, each such person shall be entitled to a separate vote notwithstanding any contrary provisions contained in these Articles. The number of persons a recognised clearing house (or its nominee) may appoint to act as its representative(s) shall not exceed the number of shares held by that recognised clearing house (or its nominee), being shares in respect of which there is an entitlement to attend and vote at the relevant meeting.";

(h) by deleting the existing Article 89 and substituting therefor the following:

"89 No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing by some member (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least 7 days before the date of the general meeting appointed for such election. The period for lodgment of the notice required under this article shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

(i) by deleting the existing Article 113(E) and substituting therefor the following:

"(E) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has to the knowledge of such Director a material interest, and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any of the following proposals, contracts or arrangements, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(j) by deleting the existing Article 113(F) and substituting therefor the following:

"(F) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than the chairman) to vote and to be included in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the other Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the other Directors.";

and **THAT** any director of the Company be and is hereby authorised to take such further actions as he/she may in his/her sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing Articles of Association of the Company."

ORDINARY RESOLUTIONS

6. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

(i) a Rights Issue, and

(ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

7. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period;

   (b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

   (c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

   (d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

      (iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting.

8. "**THAT**, conditional upon the passing of Resolutions 6 and 7 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 7 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 6 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 20th April 2004

Notes:

1. The register of members of the Company's Shares will be closed from 12th May 2004 to 18th May 2004, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and proposing the payment of a final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 11th May 2004. The directors will recommend a final dividend of US1.13 cents (HK8.79 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 18th May 2004. Dividend warrants will be mailed to shareholders on or before 31st May 2004. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the reply slip set out below to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 15th May 2004. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

Please also refer to the published version of this announcement in The Standard.

A.8/B.3

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou
(Chairman and Chief Executive Officer)
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Jun-Ichiro Ida

Independent Non-executive Directors:
Mr. Hsu, Shin-Chun
Mr. Katsuo Ko

Hong Kong Office:
Suite 3807
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

20th April 2004

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION, GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE ITS OWN SHARES AND NOTICE OF ANNUAL GENERAL MEETING

I. Introduction

The purpose of this circular is to provide you with information regarding (i) the proposed amendments to the Articles of Association of the Company (the "Articles"); and (ii) the proposed granting of general mandates to the directors of the Company (the "Directors") to issue and allot shares of the Company and to exercise the power of the Company to repurchase its own shares. Such proposals will be considered at the forthcoming annual general meeting of the Company to be held on 18th May 2004 at 3:00 p.m. at the Conference Room, No.15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China (the "Annual General Meeting").

II. Amendments to the Articles

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has revised the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and the new Listing Rules took effect on 31st March 2004. In addition, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO") became effective on 1st April 2003. The board of Directors therefore proposes to make certain amendments to the Articles in compliance with the new Listing Rules and at the same time bring the Articles up to date with the SFO.

* *For identification purposes only*

A summary of the proposed amendments to the Articles is set out below:

Article 2	Amendments regarding adoption of the definitions of "associate" and "clearing house" within the meaning of the Listing Rules and SFO respectively
Articles 41(A) & (B)	Amendments regarding the effectiveness of imprinted signatures on behalf of any recognised clearing house on transfer deeds
New Article 74A	A new provision in respect of votes cast in contravention of the Listing Rules
Article 86A	Amendments regarding the appointment of multiple proxies or corporate representatives by a recognised clearing house and/or its nominees to attend and vote at any meetings of the shareholders
Article 89	Amendments regarding disclosure of information on proposed Directors before election at general meeting and notices to be given in relation thereto
Articles 113(E) & (F)	Amendments regarding voting of Directors at board meeting on any matter in which a Director and/or his associates has/have a material interests as required under Appendix 3 to the new Listing Rules

Specific amendments to the Articles that are proposed have been set out in the notice of Annual General Meeting which is contained in this circular.

III. General Mandates

1. General Mandate to Repurchase Shares

A resolution will be proposed at the Annual General Meeting to grant a general mandate to the Directors to exercise the powers of the Company to undertake repurchases of the Company's fully paid up shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of passing the relevant resolution (the "Repurchase Mandate").

An explanatory statement required to be sent to you in compliance of the requirements under the Listing Rules is contained in the Appendix to this circular.

2. General Mandate to Issue Shares

A resolution will also be proposed at the Annual General Meeting to seek your approval to grant the Directors a general mandate to authorise the allotment and issue of shares up to 20% of the issued share capital of the Company as at the date of passing the relevant resolution (the "Issue Mandate"). In addition, a resolution will also be proposed to authorise the extension of the Issue Mandate, which would increase the limit of the Issue Mandate by adding to it the number of shares repurchased by the Company under the Repurchase Mandate.

IV. Annual General Meeting

A notice convening the Annual General Meeting is set out on page 5 to 8 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed herewith. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, at the Company's principal place of business in Hong Kong at Suite 3807, 38/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the Annual General Meeting.

V. Recommendation

The Directors believe that the proposed amendments to the Articles, and the proposed granting of the Issue Mandate and the Repurchase Mandate to the Directors are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all the shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting in respect thereof.

VI. General

Your attention is drawn to the Appendix to this circular.

Yours faithfully,
On behalf of the board
Wei Ing-Chou
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposed Repurchase Mandate.

1. **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Source of Funds*

Repurchases must be made out of funds which are legally available for such purpose in accordance with the laws of the Cayman Islands and the memorandum and articles of association of the company.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10% of the issued share capital of the company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange.

(c) *Shares to be repurchased*

The Listing Rules provide that the shares which are proposed to be repurchased by a company must be fully paid up.

2. **Share Capital**

As at 16th April 2004, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this document (the "Latest Practicable Date"), the Company had 5,588,705,360 shares of US$0.005 in issue.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate, and on the basis that no further shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to purchase a maximum of 558.870,536 fully paid up shares representing 10% of the issued share capital of the Company.

3. **Reasons for Repurchases**

Whilst the Directors do not presently intend to repurchase any shares of the Company, they believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to repurchase shares. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the shares and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

4. **Funding of Repurchases**

In repurchasing shares, the Company may only apply its available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Such funds include profits available for distribution and the proceeds of fresh issues of shares made for the purpose of the repurchases.

If the Repurchase Mandate were exercised in full, there could be a material adverse effect on the working capital position of the Company and its subsidiaries (the "Group") or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group (as compared with the position disclosed in the audited consolidated accounts as at 31st December 2003). The Directors therefore do not propose to exercise the Repurchase Mandate to such an extent unless the Directors determined that such repurchases were taking account of all relevant factors, in the best interests of the Group.

5. **Share Prices**

The highest and lowest prices at which shares of the Company have been traded on the Stock Exchange during each of the months from May 2003 to the Latest Practicable Date were as follows:

	Price per share	
	Highest	**Lowest**
	(HK$)	*(HK$)*
2003		
May	1.64	1.35
June	1.59	1.35
July	1.63	1.44
August	1.62	1.42
September	1.80	1.43
October	1.82	1.60
November	1.80	1.62
December	1.90	1.74
2004		
January	2.675	1.95
February	2.40	2.20
March	2.40	2.15
April#	2.375	2.175

Up to and including the Latest Practicable Date.

6. **Undertaking**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any shares to the Company or its subsidiaries under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken to the Stock Exchange that, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of the Cayman Islands.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell shares to the Company or have undertaken not to do so in the event that the Repurchase Mandate is approved by the shareholders of the Company.

7. **Hong Kong Code on Takeovers and Mergers**

If as a result of a share repurchase by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder, or a group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin") held 1,854,827,866 shares of US$0.005 each in the Company, representing approximately 33.1889% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. In addition, Sanyo Foods Co., Ltd. ("Sanyo") also held 1,854,827,866 shares of US$0.005 each in the Company as at the Latest Practicable Date. If the Company exercises the right to repurchase the maximum of 558,870,536 shares in the Company, the respective percentage of shareholdings held by each of Ting Hsin and Sanyo will increase from 33.1889% to 36.88%. Such increase may give rise to an obligation for Ting Hsin and Sanyo to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Company may not repurchase shares which would result in the amount of shares held by the public being reduced to less than 25%. The Directors will be cautioned in exercising the Repurchase Mandate and have no intention to exercise the Repurchase Mandate to such extent which would result in Ting Hsin and Sanyo becoming obliged to make a mandatory offer.

8. **Repurchases made by the Company**

During the previous six months preceding the latest applicable date, the Company did not repurchase any shares of the Company through the Stock Exchange or otherwise.

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Tuesday, 18th May 2004 at 3:00 p.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31st December 2003;

2. To declare the payment of a final dividend for the year ended 31st December 2003;

3. To elect and re-elect the directors of the Company ("Directors");

4. To re-appoint Moores Rowland Mazars, Certified Public Accountants, as auditors of the Company and authorize the Directors to fix their remuneration;

As Special Business:

To consider and, if thought fit, pass with or without amendments, each of the following resolutions as special resolution or ordinary resolution (as the case may be) of the Company:

SPECIAL RESOLUTION

5. "**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) by adding the following definition of "associate(s)" in Article 2:

""associate(s)" in relation to any Director, shall have the meaning ascribed to it under the Listing Rules;";

(b) by adding the following definition of "Listing Rules" in Article 2:

""Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);";

(c) by deleting the existing definition of "recognised clearing house" in Article 2 and substituting therefor the following:

""recognised clearing house" shall mean a recognised clearing house as referred to in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;";

(d) by deleting the existing Article 41(A) and substituting therefor the following:

"(A) Subject to the Law, all transfers of shares may be effected by an instrument of transfer in writing in any usual or common form or in any other form acceptable to the Board and may be under hand only or if the transferor or the transferee is a recognised clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time.";

(e) by deleting the existing Article 41(B) and substituting therefor by the following:

"(B) The instrument of transfer shall be executed by or on behalf of both the transferor and the transferee provided that the Directors may dispense with the execution of the instrument of transfer by the transferee in any case which they think fit in their discretion to do so. Without prejudice to Article 41(A), the Directors may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers.";

(f) by adding the following as a new Article 74A immediately after Article 74:

"74A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.";

(g) by deleting the existing Article 86A and substituting therefor by the following:

"86A If permitted by the Law and without limiting the generality of Article 86, if a recognised clearing house (or its nominee) is a member of the Company, it (or as the case may be, its nominee) may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect which each such person is so authorised. Each person so authorised under this Article shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company, and on show of hands, each such person shall be entitled to a separate vote notwithstanding any contrary provisions contained in these Articles. The number of persons a recognised clearing house (or its nominee) may appoint to act as its representative(s) shall not exceed the number of shares held by that recognised clearing house (or its nominee), being shares in respect of which there is an entitlement to attend and vote at the relevant meeting.";

(h) by deleting the existing Article 89 and substituting therefor the following:

"89 No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing by some member (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least 7 days before the date of the general meeting appointed for such election. The period for lodgment of the notice required under this article shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.";

(i) by deleting the existing Article 113(E) and substituting therefor the following:

"(E) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has to the knowledge of such Director a material interest, and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any of the following proposals, contracts or arrangements, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(j) by deleting the existing Article 113(F) and substituting therefor the following:

"(F) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than the chairman) to vote and to be included in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the other Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the other Directors.";

and **THAT** any director of the Company be and is hereby authorised to take such further actions as he/she may in his/her sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing Articles of Association of the Company."

ORDINARY RESOLUTIONS

6. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

(i) a Rights Issue, and

(ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

7. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting.

8. "**THAT**, conditional upon the passing of Resolutions 6 and 7 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 7 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 6 above."

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 20th April 2004

Notes:

1. The register of members of the Company's Shares will be closed from 12th May 2004 to 18th May 2004, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and proposing the payment of a final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with HKSCC Registrars Limited not later than 4:00 p.m. on Tuesday, 11th May 2004. The directors will recommend a final dividend of US1.13 cents (HK8.79 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 18th May 2004. Dividend warrants will be mailed to shareholders on or before 31st May 2004. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the reply slip set out below to show their intention to attend the meeting with the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 15th May 2004. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ____

of ____

(as shown in the register of members) being the registered holder(s) of[2] ______________________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 18th May 2004.

Date: ______________________ Signature(s): ______________________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 3807, 38/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 15th May 2004. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(Incorporated in the Cayman Islands with limited liability)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ____

of ____

being the registered holder(s) of *(note 3)* ______________________ shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ______________________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 18th May 2004 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions		For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2003			
2.	To declare the payment of a final dividend for the year ended 31st December 2003			
3.	To elect and re-elect the directors			
	Mr. Takeski Ida	Re-appointment		
	Mr. Wei Ying-Chiao	Re-appointment		
	Mr. Katsuo Ko	Re-appointment		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration			
5.	To consider and approve the amendment for the Articles of Association of the Company			
6.	To consider and approve the general mandate for issue of shares			
7.	To consider and approve the general mandate to repurchase shares in the capital of the Company			
8.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares			

Dated this ______________ day of ______________ 2004 Signature(s) *(Note 6)*: ______________________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 3807, 38/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

* *For identification purposes only*

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

Stock Code : 322

COMPLETION OF CO-OPERATION IN THE BEVERAGE GROUP AND CO-OPERATION IN THE LOGISTICS GROUP

The Company is pleased to announce that (i) completion of the co-operation with Asahi and Itochu to form a strategic partnership in its beverages business in the PRC has taken place on 21 April 2004; and (ii) completion of the co-operation with Itochu to form a strategic partnership in logistics business in the PRC is expected to take place on 23 April 2004.

Reference is made to the announcements of the Company dated 2 January 2004 and 29 March 2004 respectively (the "Announcement"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that (i) completion of the co-operation with Asahi and Itochu to form a strategic partnership in its beverages business in the PRC has taken place on 21 April 2004 at the consideration of approximately US$359.89 million (equivalent to approximately HK$2,807.14 million); and (ii) completion of the co-operation with Itochu to form a strategic partnership in logistics business in the PRC is expected to take place on 23 April 2004.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun and Mr. Katsuo Ko are independent non-executive directors of the Company.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

Stock Code: 322

FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 31ST MARCH 2004

SUMMARY

During the first quarter of the year 2004, the strong domestic demand led to the growth of the PRC's economy. In the first quarter, the PRC's gross domestic products (GDP) and the total amount for retail market in the PRC increased by 9.7% and 10.7% respectively as compared to the corresponding period last year. The continuous growth for the PRC domestic demand benefited the Group's sales. Under the pressure from the price increase in the Group's core materials, overall performance for the Group's first quarterly results still maintained steady growth.

- Turnover of the Group amounted to US$361 million, an increase by 23.69%;
- Gross margin of the Group was 26.69% as compared to 26.08% in the corresponding period last year;
- Profit attributable to shareholders amounted to US$12.377 million, increased by 39.18% to the corresponding period last year;
- Earnings per share amounted to US0.22 cents as compared to US0.16 cents in the corresponding period last year;
- Turnover for noodle, beverage and barkery were US$221 million, US$116 million and US$19.541 million respectively, and the product growth rates were 24.25%, 57.57% and -5.84% respectively.

FIRST QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarter financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31st March 2004 together with the unaudited comparative figures for the corresponding period in 2003. These first quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement

For the Three Months Ended 31st March 2004

	Notes	2004 (Unaudited) US$'000	2003 (Unaudited) US$'000
Turnover	2	360,720	291,638
Cost of sales		(264,434)	(215,582)
Gross Profit		96,286	76,056
Other revenue		519	324
Other net income		3,689	4,109
Distribution costs		(67,543)	(50,252)
Administrative expenses		(10,010)	(11,364)
Other operating expenses		(4,936)	(3,808)
Profit from operations	3	18,005	15,065
Finance costs	4	(5,219)	(4,891)
Share of profit of associates		1,168	481
Profit before taxation		13,954	10,655
Taxation	5	(1,394)	(1,665)
Profit from ordinary activities after taxation		12,560	8,990
Minority interests		(183)	(97)
Net profit attributable to shareholders		12,377	8,893
Earnings per share	6	0.22 cents	0.16 cents

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed quarterly financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

2. **Turnover and segment information**

Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the three months ended 31st March			
	2004		**2003**	
	(Unaudited)		**(Unaudited)**	
	US$'000	%	*US$'000*	%
Instant noodles	220,837	61	177,730	61
Beverages	116,103	32	73,685	25
Bakery	19,541	6	20,752	7
Others	4,239	1	19,471	7
Total	360,720	100	291,638	100

An analysis of the Group's segment result by major products is as follows:

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Instant noodles	6,093	14,575
Beverages	11,680	1,487
Bakery	(1,694)	(1,529)
Others	1,633	90
Total	17,712	14,623

3. **Profit from operations**

Profit from operations is stated after charging the following:

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Depreciation	21,884	18,267

4. **Finance costs**

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	5,219	4,891

5. **Taxation**

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made as there was no assessable profit in Hong Kong for the year.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

Deferred taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts has not been accounted for as the amount involved is not material.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of US$12.377 million (2003: US$8.893 million) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the year.

Diluted earnings per share have not been shown as the convertible bonds outstanding during these periods are anti-dilutive.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the three months ended 31st March 2004 (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

Turnover for instant noodle segment amounted to US$220.837 million, representing a 24.25% growth from previous year and 61% of the Group's turnover. The strong base of the dense distribution strategy and brand invesment through the continuous increased advertisement were the major elements for the successful sales. The growth for the PRC instant noodle was mainly from the high-end container noodle and low-end noodle. To meet the market demand, the Group has launched some container noodles such as "The Best of Asian Series" and "Mixed Noodle Series". In addition, the Group strived to build up the brand of Master Kong as a high-valued brand of instant noodle by using effective media communication. As a result, all products' sales of the Group's container noodle achieved a fast growth and further strengthened the leader position. In addition, as the consumers from village and rural area have gradually increased their consumption in instant noodle, the sales for the Group's low-end noodle "Fu Man Duo" and "Good Taste" continued to grow. The Group will not neglect the low-end noodle market, which has 65% market share of the total PRC instant noodle market. And the sales for the middle to high-end packet noodle maintained stable growth. According to AC Nielsen, for the period of February to March 2004, the Group gained 43.2% market share by sales value in the PRC instant noodle market so that the Group's leader position was further strengthened. During the period, the gross margin for instant noodle dropped by 3.61pp to 18.44%. The decline was mainly due to the 34.4% and 13.46% price increase in the noodle's core material flour and palm oil respectively and the sales growth from low-end noodle was greater than high-end packet noodle. Profit attributable to shareholders dropped by 60.55% to US$4.593 million.

Beverage Business

The Group continued to stengthen the sales channel since the last fourth quarter and refine the arrangement for distribution of products before the beginning of high season. Those efforts have benefited the first quarterly results. During the period, beverage segment turnover amounted to US$116.103 million, representing a 57.57% growth from the previous year and 32% of the Group's total turnover. To meet the demand during the Chinese New Year, the Group has highly promoted the family size series such as Master Kong Ice Tea and diluted juice drinks and it was successful. The repackage for all brand products and the renewal for the core advertisement and promotion have exposed a grand new image for the brand of Master Kong to consumer. In addition, the Group extended the sales area for Master Kong Mineralized Water and launched mango juice drinks so that turnover for the beverage segment reached new record. According to AC Nielsen, for the period of February to March 2004, the Group's Ready-To-Drink Tea gained

48.5% market share by sales value, No.1 in the market and the market share was two times higher than the No.2 player. Master Kong's diluted juice drinks was No.2 in the fast growing juice market and gained 20% market share. However, the price for PET resin still stood at a high level so that the gross margin for beverage business was affected to a certain extent. The new and highly efficient product lines which were added last year have been fully operated. Together with the Group's vertical integration production system, the Group can face less pressure caused by the price increase of raw materials. In the first quarter, the gross margin of beverage segment was 40.27%, same as last year. Profit attributable to shareholders increased by 1,690% to US$10.178 million.

Bakery Business

The turnover for bakery segment amounted to US$19.541million, dropped by 5.84% from previous year and representing 6% of the Group's total turnover. The decline was mainly due to the drop in sales of the Rice Cracker market. Other core products such as Sandwich Crackers, Muffin, Savoury Sandwich Crackers have good performance, and the new product "Sweet Yolk Biscuit" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of February to March 2004, Master Kong's Sandwich Crackers was No.2 in the market and gained 24% market share. During the period, the gross margin of bakery segment was 31.73%, increased by 4.25 pp when compared to the same period in 2003. To keep the first quarter's gross margin as the basis, the Group will try to gradually improve the performance for bakery business through the operation by strategic alliance and the improvement in the operation of weak products. Loss attributable to shareholders was US$1.819 million and last year was US$1.640 million.

Financing

As of 31st March 2004, the Group's cash and bank deposits amounted to US$94.907 million. Total liabilities amounted to US$748 million, representing an increase of US$36.106 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,339 million. The leverage ratio (total liabilities to total assets) increased by 1pp to 56% as compared to 31st December 2003. The Group increased long-term and short-term loans by US$12.784 million as compared to 31st December 2003.

Financial Ratio

	As at 31st March 2004	As at 31st December 2003
Finished goods turnover	11.64 Days	12.42 Days
Accounts receivable turnover	15.83 Days	15.20 Days
Current ratio	0.78 Times	0.78 Times
Debt ratio	55.87%	55.19%
Gearing ratio	0.60 Times	0.60 Times

The transfer of 49.995% interest in beverage business to AI Beverage Holding Co.Ltd. (AI Beverage), a joint venture company of Asahi Breweries, Ltd. and Itochu Corporation (Itochu) and the transfer of 49.99% interest in logistics business to Itochu have been completed before the end of April this year. The total consideration amounting to approximately US$369.890 million has been recognised in the Group's accounts and the capital gain will be reflected in the Group's interim results.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the three months ended 31st March 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the period.

Prospect

The continous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second quarter. Facing the pressure from market competition and the increasing production cost, the Group's strategies are as follows:

1. To introduce strategic partner and further develop the network in the PRC.

2. To launch competitive and high margin products in suitable time through the Group's professional and experienced research team and enhance the Group's overall profitability by increasing the ratio of high margin products.

3. Continue to strengthen the brand awareness, sales networks and customer service.

4. Strengthen and establish the Group's logistics system to enhance the quality and reduce the cost for distribution network.

5. Expand the market share for the refrigerated drinks in the eastern region and develop the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.

6. To further enhance the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, the Company has not repurchased any of the Company's shares. During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemded any of the Company's shares and convertible bonds.

PUBLICATION OF FINANCIAL INFORMATION

The detailed announcement on the results for the three months ended 31st March 2004 which sets out all the information required by paragraphs 46(1) to 46(6) inclusive in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limtied will be available for publication in the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), and the Company (http://www.masterkong.com.cn) as soon as possible from the date of this announcement.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun and Mr. Katsuo Ko are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25th May 2004

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.



康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

FIRST QUARTERLY REPORT 2004

* For identification purposes only

SUMMARY

During the first quarter of the year 2004, the strong domestic demand led to the growth of the PRC's economy. In the first quarter, the PRC's gross domestic products (GDP) and the total amount for retail market in the PRC increased by 9.7% and 10.7% respectively as compared to the corresponding period last year. The continuous growth for the PRC domestic demand benefited the Group's sales. Under the pressure from the price increase in the Group's core materials, overall performance for the Group's first quarterly results still maintained steady growth.

- Turnover of the Group amounted to US$361 million, an increase by 23.69%;
- Gross margin of the Group was 26.69% as compared to 26.08% in the corresponding period last year;
- Profit attributable to shareholders amounted to US$12.377 million, increased by 39.18% to the corresponding period last year;
- Earnings per share amounted to US0.22 cents as compared to US0.16 cents in the corresponding period last year;
- Turnover for noodle, beverage and barkery were US$221 million, US$116 million and US$19.541 million respectively, and the product growth rates were 24.25%, 57.57% and -5.84% respectively.

FIRST QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarter financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31st March 2004 together with the unaudited comparative figures for the corresponding period in 2003. These first quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31st March 2004

	Notes	**2004 (Unaudited)** *US$'000*	**2003 (Unaudited)** *US$'000*
Turnover	2	360,720	291,638
Cost of sales		(264,434)	(215,582)
Gross Profit		96,286	76,056
Other revenue		519	324
Other net income		3,689	4,109
Distribution costs		(67,543)	(50,252)
Administrative expenses		(10,010)	(11,364)
Other operating expenses		(4,936)	(3,808)
Profit from operations	3	18,005	15,065
Finance costs	4	(5,219)	(4,891)
Share of profit of associates		1,168	481
Profit before taxation		13,954	10,655
Taxation	5	(1,394)	(1,665)
Profit from ordinary activities after taxation		12,560	8,990
Minority interests		(183)	(97)
Net profit attributable to shareholders		12,377	8,893
Earnings per share	6	0.22 cents	0.16 cents

Condensed Consolidated Balance Sheet
As at 31st March 2004

	Notes	As at 31st March 2004 (Unaudited) US$'000	As at 31st December 2003 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		916,602	909,750
Interest in subsidiaries		53,544	39,814
Interest in associates		2,653	2,619
Other non-current financial assets		5,830	5,830
		978,629	958,013
Current assets			
Current financial assets		25,411	1,142
Inventories		84,436	99,691
Trade receivables	8	63,397	62,115
Prepayments and other receivables		92,353	74,188
Pledged bank deposits		2,754	1,793
Bank balances and cash		92,153	93,185
		360,504	332,114
Current liabilities			
Trade payables	9	163,522	168,140
Other payables		87,392	83,953
Current portion of interest-bearing borrowings	11	175,844	164,974
Advance payments from customers		32,874	9,675
Taxation		1,046	714
		460,678	427,456
Net current liabilities		(100,174)	(95,342)
Total assets less current liabilities		878,455	862,671
Non-current liabilities			
Long-term interest-bearing borrowings	11	271,710	269,796
Other non-current payables		5,946	5,112
Employee benefit obligations		3,944	3,808
Deferred tax liabilities		5,834	5,834
		287,434	284,550
Minority interests		6,817	6,634
NET ASSETS		584,204	571,487
CAPITAL AND RESERVES			
Issued capital	12	27,943	27,943
Reserves	13	493,109	480,392
Proposed final dividend		63,152	63,152
		584,204	571,487

Condensed Consolidated Statement of Changes in Equity
For the Three Months ended 31st March 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Shareholders' equity at 1st January	571,487	587,354
Net gains (losses) not recognised in income statement		
Exchange translation differences	340	(46)
Profit for the period	12,377	8,893
Shareholders' equity at 31st March	584,204	596,201

Condensed Consolidated Cash Flow Statement
For the Three Months Ended 31st March 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Net cash from operating activities	25,929	76,091
Net cash used in investing activities	(40,950)	(43,999)
Net cash from financing activities	14,950	17,042
(Decrease) increase in cash and cash equivalents	(71)	49,134
Cash and cash equivalents at 1st January	94,978	99,913
Cash and cash equivalents at 31st March	94,907	149,047
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	92,153	147,549
Pledged bank deposits	2,754	1,498
	94,907	149,047

Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended 31st March 2004

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed quarterly financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

2. **Turnover and segment information**

Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the three months ended 31st March			
	2004		**2003**	
	(Unaudited)		**(Unaudited)**	
	US$'000	%	*US$'000*	%
Instant noodles	220,837	61	177,730	61
Beverages	116,103	32	73,685	25
Bakery	19,541	6	20,752	7
Others	4,239	1	19,471	7
Total	360,720	100	291,638	100

An analysis of the Group's segment result by major products is as follows:

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Instant noodles	6,093	14,575
Beverages	11,680	1,487
Bakery	(1,694)	(1,529)
Others	1,633	90
Total	17,712	14,623

3. **Profit from operations**

Profit from operations is stated after charging the following:

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Depreciation	21,884	18,267

4. **Finance costs**

	For the three months ended 31st March	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	5,219	4,891

5. **Taxation**

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made as there was no assessable profit in Hong Kong for the year.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

Deferred taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts has not been accounted for as the amount involved is not material.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of US$12.377 million (2003: US$8.893 million) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the year.

Diluted earnings per share have not been shown as the convertible bonds outstanding during these periods are anti-dilutive.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the three months ended 31st March 2004 (2003: nil).

8. **Trade receivables**

Most of the Group's sales are based on cash before delivery policy and the credit period for the rest of sales is from 30 days to 90 days.

The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 31st March 2004	**As at 31st December 2003**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
Within 90 days	56,299	54,076
Over 90 days	7,098	8,039
	63,397	62,115

9. **Trade payables**

The ageing analysis of the trade payables as at the balance sheet date is as follows:

	As at 31st March 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
Within 90 days	147,763	148,436
Over 90 days	15,759	19,704
	163,522	168,140

10. **Pledge of property, plant and equipment**

At 31st March 2004, the Group has pledged property, plant and equipment with aggregate net book values of approximately US$59.971 million (31st December 2003: US$66.487 million) to secure general banking facilities granted to the Group.

11. **Interest-bearing borrowings**

	As at 31st March 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
Bank loans wholly repayable within five years:		
Secured	18,846	21,866
Unsecured	338,708	322,904
Convertible bonds	90,000	90,000
	447,554	434,770
Portion classified as current liabilities	(175,844)	(164,974)
Non-current portion	271,710	269,796

The maturity profile of the interest-bearing borrowings is as follows:

Bank loans:		
Within one year	175,844	164,974
In the second year	152,978	134,924
In the third to fifth years, inclusive	28,732	44,872
	357,554	344,770
Other loans:		
Within one year	—	—
In the second year	90,000	90,000
In the third to fifth years, inclusive	—	—
	447,554	434,770

12. **Issued capital**

	Ordinary shares of US$0.005 each	
	No. of shares	*US$'000*
Authorised:		
At 31st December 2003 and 31st March 2004	7,000,000,000	35,000
Issued and fully paid:		
At 31st December 2003 and 31st March 2004	5,588,705,360	27,943

13. **Reserves**

	Capital redemption reserve	Share premium	Exchange translation reserve	General reserve	Capital reserve	Retained profits	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 31st December 2003	36	332,478	760	66,960	308	143,002	543,544
Exchange translation differences	—	—	340	—	—	—	340
Transfer to general reserve	—	—	—	20	—	(20)	—
Profit for the period	—	—	—	—	—	12,377	12,377
At 31st March 2004	36	332,478	1,100	66,980	308	155,359	556,261
Representing:							
2003 final dividend proposed							63,152
Reserves							493,109
							556,261

14. **Commitments**

	As at 31st March 2004 (Unaudited)	As at 31st December 2003 (Audited)
	US$'000	*US$'000*
(a) **Capital commitments**		
Contracted but not provided for	34,989	46,014

(b) **Lease commitments**

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

Within one year	1,605	2,022
In the second to fifth years, inclusive	5,441	5,359
Over five years	26,792	25,709
	33,838	33,090

15. **Related party transactions**

Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

		For the three months ended 31st March	
		2004	**2003**
		(Unaudited)	**(Unaudited)**
		US$'000	*US$'000*
(a)	Sales of goods to:		
	Associates	10,019	3,371
(b)	Purchases of goods from:		
	Companies under common control by directors common of the Company	1,712	1,205
	A company in which a director has beneficial interest	4,153	3,574
	Associates	32,104	19,916
		37,969	24,695
(c)	Processing charges by:		
	An associate	538	—

The price of the said transactions were based on normal commercial terms.

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

Turnover for instant noodle segment amounted to US$220.837 million, representing a 24.25% growth from previous year and 61% of the Group's turnover. The strong base of the dense distribution strategy and brand invesment through the continuous increased advertisement were the major elements for the successful sales. The growth for the PRC instant noodle was mainly from the high-end container noodle and low-end noodle. To meet the market demand, the Group has launched some container noodles such as "The Best of Asian Series" and "Mixed Noodle Series". In addition, the Group strived to build up the brand of Master Kong as a high-valued brand of instant noodle by using effective media communication. As a result, all products' sales of the Group's container noodle achieved a fast growth and further strengthened the leader position. In addition, as the consumers from village and rural area have gradually increased their consumption in instant noodle, the sales for the Group's low-end noodle "Fu Man Duo" and "Good Taste" continued to grow. The Group will not neglect the low-end noodle market, which has 65% market share of the total PRC instant noodle market. And the sales for the middle to high-end packet noodle maintained stable growth. According to AC Nielsen, for the period of February to March 2004, the Group gained 43.2% market share by sales value in the PRC instant noodle market so that the Group's leader position was further strengthened. During the period, the gross margin for instant noodle dropped by 3.61pp to 18.44%. The decline was mainly due to the 34.4% and 13.46% price increase in the noodle's core material flour and palm oil respectively and the sales growth from low-end noodle was greater than high-end packet noodle. Profit attributable to shareholders dropped by 60.55% to US$4.593 million.

Beverage Business

The Group continued to stengthen the sales channel since the last fourth quarter and refine the arrangement for distribution of products before the beginning of high season. Those efforts have benefited the first quarterly results. During the period, beverage segment turnover amounted to US$116.103 million, representing a 57.57% growth from the previous year and 32% of the Group's total turnover. To meet the demand during the Chinese New Year, the Group has highly promoted the family size series such as Master Kong Ice Tea and diluted juice drinks and it was successful. The repackage for all brand products and the renewal for the core advertisement and promotion have exposed a grand new image for the brand of Master Kong to consumer. In addition, the Group extended the sales area for Master Kong Mineralized Water and launched mango juice drinks so that turnover for the beverage segment reached new record. According to AC Nielsen, for the period of February to March 2004, the Group's Ready-To-Drink Tea gained 48.5% market share by sales value, No.1 in the market and the market share was two times higher than the No.2 player. Master Kong's diluted juice drinks was No.2 in the fast growing juice market and gained 20% market share. However, the price for PET resin still stood at a high level so that the gross margin for beverage business was affected to a certain extent. The new and highly efficient product lines which were added last year have been fully operated. Together with the Group's vertical integration production system, the Group can face less pressure caused by the price increase of raw materials. In the first quarter, the gross margin of beverage segment was 40.27%, same as last year. Profit attributable to shareholders increased by 1,690% to US$10.178 million.

Bakery Business

The turnover for bakery segment amounted to US$19.541million, dropped by 5.84% from previous year and representing 6% of the Group's total turnover. The decline was mainly due to the drop in sales of the Rice Cracker market. Other core products such as Sandwich Crackers, Muffin, Savoury Sandwich Crackers have good performance, and the new product "Sweet Yolk Biscuit" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of February to March 2004, Master Kong's Sandwich Crackers was No.2 in the market and gained 24% market share. During the period, the gross margin of bakery segment was 31.73%, increased by 4.25 pp when compared to the same period in 2003. To keep the first quarter's gross margin as the basis, the Group will try to gradually improve the performance for bakery business through the operation by strategic alliance and the improvement in the operation of weak products. Loss attributable to shareholders was US$1.819 million and last year was US$1.640 million.

Financing

As of 31st March 2004, the Group's cash and bank deposits amounted to US$94.907 million. Total liabilities amounted to US$748 million, representing an increase of US$36.106 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,339 million. The leverage ratio (total liabilities to total assets) increased by 1pp to 56% as compared to 31st December 2003. The Group increased long-term and short-term loans by US$12.784 million as compared to 31st December 2003.

Financial Ratio

	As at 31st March 2004	As at 31st December 2003
Finished goods turnover	11.64 Days	12.42 Days
Accounts receivable turnover	15.83 Days	15.20 Days
Current ratio	0.78 Times	0.78 Times
Debt ratio	55.87%	55.19%
Gearing ratio	0.60 Times	0.60 Times

The transfer of 49.995% interest in beverage business to AI Beverage Holding Co.Ltd. (AI Beverage), a joint venture company of Asahi Breweries, Ltd. and Itochu Corporation (Itochu) and the transfer of 49.99% interest in logistics business to Itochu have been completed before the end of April this year. The total consideration amounting to approximately US$369.890 million has been recognised in the Group's accounts and the capital gain will be reflected in the Group's interim results.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the three months ended 31st March 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules, the Company has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the period.

PROSPECT

The continous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second quarter. Facing the pressure from market competition and the increasing production cost, the Group's strategies are as follows:

1. To introduce strategic partner and further develop the network in the PRC.
2. To launch competitive and high margin products in suitable time through the Group's professional and experienced research team and enhance the Group's overall profitability by increasing the ratio of high margin products.
3. Continue to strengthen the brand awareness, sales networks and customer service.
4. Strengthen and establish the Group's logistics system to enhance the quality and reduce the cost for distribution network.
5. Expand the market share for the refrigerated drinks in the eastern region and develop the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.
6. To further enhance the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, the Company has not repurchased any of the Company's shares. During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemded any of the Company's shares and convertible bonds.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 31st March 2004, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the three months ended 31st March 2004 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31st March 2004, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 31st March 2004, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 31st March 2004, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25th May 2004

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)
Stock Code: 322

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2004

SUMMARY

During the first half of the year 2004, the PRC's gross domestic products (GDP) and the total amount for retail market in the PRC increased by 9.7% and 12.8% respectively as compared to the corresponding period last year. In the second quarter, total turnover of the Group increased by 16.43% as compared to the corresponding period last year. Under the continuous pressure from the further price increase in instant noodle's core materials, the profitability for the Group's instant noodle business was sharply squeezed in the second quarter. Before the end of April 2004, the Group has completed two co-operation projects with strategic partners and realised capital gain of US$272.955 million.

Highlights of the Group's interim results: (Comparative figures are based on the corresponding period last year)

- Turnover of the Group amounted to US$712 million, an increase by 20%.
- Gross margin of the Group was 27.66%, last year was 27.34%.
- Profit attributable to shareholders amounted to US$266.029 million, an increase of 2,112.48%.
- Earnings per share amounted to US4.76 cents, last year was US0.22 cents.
- Turnover for instant noodle, beverage and bakery was US$399 million, US$265 million and US$38.386 million respectively, and the product growth rates were 9.2%, 46.99% and 6.36% respectively.

INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2004 together with the unaudited comparative figures for the corresponding period in 2003. These interim financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement

For the Six Months Ended 30th June 2004

	Notes	**2004 (Unaudited)** *US$'000*	**2003 (Unaudited)** *US$'000*
Turnover	2	711,604	592,994
Cost of sales		(514,752)	(430,873)
Gross Profit		196,852	162,121
Other revenue		1,264	710
Other net income		278,081	7,894
Distribution costs		(156,629)	(117,647)
Administrative expenses		(19,446)	(19,642)
Other operating expenses		(22,283)	(9,162)
Profit from operations	3	277,839	24,274
Finance costs	4	(9,616)	(9,628)
Share of profit of associates		1,845	1,061
Profit before taxation		270,068	15,707
Taxation	5	(2,197)	(3,461)
Profit from ordinary activities after taxation		267,871	12,246
Minority interests		(1,842)	(222)
Net profit attributable to shareholders		266,029	12,024
Earnings per share	6	4.76 cents	0.22 cents

Notes

1. **Basis of preparation and accounting policies**

   The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. **Turnover and segment information**

   Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the six months ended 30th June			
	2004 (Unaudited)		2003 (Unaudited)	
	US$'000	*%*	*US$'000*	*%*
Instant noodles	399,241	56	365,622	62
Beverages	264,927	37	180,238	30
Bakery	38,386	5	36,091	6
Others	9,050	2	11,043	2
Total	711,604	100	592,994	100

An analysis of the Group's segment results by major products is as follows:

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Instant noodles	2,469	27,371
Beverages	15,061	769
Bakery	(13,335)	(2,966)
Others	273,289	(1,978)
Total	277,484	23,196

Note: The Bakery result includes an impairment loss of US$10 million recognised on property, plant and equipment. (2003: nil)

3. **Profit from operations**

Profit from operations is stated after charging (crediting) the following:

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Depreciation	43,992	36,933
Gain on disposal of partial interest in subsidiaries	(272,955)	—
Gain on disposal of partial interest in an associate	(2,528)	—
Impairment loss on property, plant and equipment	10,000	—

4. **Finance costs**

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	9,616	9,628

5. **Taxation**

	For the six months ended 30th June	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	2,197	3,461

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made for the period as the Group's profit is not subject to Hong Kong profits tax.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit making year after offsetting accumulated losses brought forward, followed by a 50% reduction for the next three years.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of US$266.029 million (2003: US$12.024 million) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the period. No diluted earnings per share is presented as the exercise price of the outstanding convertible bonds was higher than the market price per share in both periods.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the six months ended 30th June 2004 (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

Turnover for instant noodle business amounted to US$399.241 million for the first half of the year 2004 and increased by 9.17% as compared to the same period last year, representing 56% of the Group's total turnover. The turnover decreased 5.05% in the second quarter and got back to the normal low season's performance. The major reason of sales decline was due to the enlarged comparative basis. For the second quarter last year, the demand for instant noodles sharply increased because of the outbreak of SARS, and, consequently, the sales of instant noodle business were well-performed even in the traditional low season. The growth in sales for the first half was mainly from container noodle. All products' sales of container noodle achieved pretty good performance. On the other hand, "The Best of Asian Series" and "Mixed Noodle Series", which were launched in the first quarter, still were capturing the consumers' attention and will have the chance to become the Group's two sub-brands. As a result, the leading position of the Group's container noodle got further strengthened. For the packet noodle, the Group formally started to shift the production of low-end packet noodle to The Third Prince (SanTaizi) Company Limited, Hebei which have been operated since May 2004, is a joint venture of the Group and Zhongwang Group, through the way of OEM

(Original Equipment Manufacturer). Zhongwang Group conducts very well in low-end noodle market. It will help the Group to enlarge its market share in low-end packet noodle. The Group has invested US$30.193 million to the joint venture and has a 50% interest in the joint venture. The joint venture not only produces Zhongwang's products, but also assist the Group to produce low-end packet noodles. In the future, the Group will focus on producing such high gross margin products - container noodle and middle to high-end packet noodle. According to AC Nielsen, for the period of April to May 2004, the Group gained 40.8% market share by sales value and 30.5% market share by volume in the PRC instant noodle market. The Group's leader position was further strengthened.

As affected by the continuous increased price of raw materials, all instant noodle manufacturers have experienced downward trend in gross margins. Low-end product manufacturers have been forced to reduce their sales volume or stop their production. During the period, the gross margin for instant noodle business dropped by 4.09pp to 17.56%. In addition, the price of palm oil and flour increased significantly and the highest growth rates had touched 25% and 40% or above respectively when compared to corresponding period last year. Loss attributable to shareholders was US$0.893 million while profit attributable to shareholders last year was US$21.792 million. The loss was mainly due to the decreased gross margin and the increased distribution costs.

Beverage Business

Turnover for beverage business amounted to US$264.927 million for the first half of the year 2004 and increased by 46.99% as compared to the same period last year, representing 37% of the Group's total turnover. The repackage for all brand products, core advertisement and promotion and integrated below the line (BTL) marketing activities have exposed a grand fresh image for the brand of Master Kong to consumer. Especially, family consumers rapidly accepted the family size series such as Master Kong Ice Tea and diluted juice drinks so that the sales of the Group's flagship products increased continuously. Also, the Group continued to extend the sales area for Master Kong Mineralized Water. In addition, the Group launched new product -sport drink "X Sports" and new flavours -Master Kong Mango Juice Drink and Daily C Acerola Juice Drink in the second quarter. Turnover for beverage business reached new record because the expansion and innovative differences in functions for new product and flavours have been attracting more and more consumers. According to AC Nielsen, for the period of April to May 2004, the Group's Ready-To-Drink Tea gained 47.0% market share by sales value and No.1 position in the market. Due to the invading into the juice market gradually, Master Kong's diluted juice drinks gained No.2 position in the market and 18.7% market share.

The price for PET resin still stood at a high level so that the gross margin for beverage business was affected to a certain extent. The new and highly efficient product lines that were added last year have been fully operated. Together with the Group's vertical integration in production system, the Group can mitigate the pressure caused by the price increase in raw materials. During the period, the gross margin of beverage business was 41.37%, increased by 0.33pp as compared to the same period in 2003. Profit attributable to shareholders increased by 919.41% to US$10.500 million.

Bakery Business

Turnover for bakery business amounted to US$38.386 million for the first half of the year 2004 and increased by 6.36% as compared to the same period last year, representing 5% of the Group's total turnover. The increase was mainly due to the good performance for core products such as Sandwich Crackers, Muffin and Savoury Sandwich Crackers. In addition, the new product "Sweet Yolk Biscuit" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of April to May 2004, Master Kong's Sandwich Crackers was No.2 in the market and gained 23.9% market share by sales value.

During the period, the gross margin of bakery business was 31.64%, increased by 5.67pp as compared to the same period in 2003. The performance for bakery business will be expected to improve gradually. Loss attributable to shareholders was US$13.662 million and last year was US$3.382 million. The increase of loss was mainly due to the impairment loss of US$10 million recognised on the property, plant and equipment.

Financing

As of 30th June 2004, the Group's cash and bank deposits amounted to US$179.087 million. Total liabilities amounted to US$559 million, representing a decrease of US$153 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,422 million. The leverage ratio (total liabilities to total assets) dropped by 15.88pp to 39.31% as compared to 31st December 2003. The Group significantly reduced long-term and short-term loans by US$198.865 million as compared to 31st December 2003 through using the capital gain of US$273 million to repay parts of bank loans before the end of June this year. The capital gain was realised by two co-operation projects that were completed at the end of April this year.

Financial Ratio

	As at 30th June 2004	**As at 31st December 2003**
Finished goods turnover	12.80 Days	12.42 Days
Accounts receivable turnover	16.20 Days	15.20 Days
Current ratio	0.86 Times	0.78 Times
Debt ratio	39.31%	55.19%
Gearing ratio	0.07 Times	0.60 Times

Before the end of April this year, the Group has transferred the 49.995% interest in beverage business to AI Beverage Holding Co. Ltd. (AI Beverage), a joint venture company of Asahi Breweries, Ltd. and Itochu Corporation (Itochu), for US$359.891 million and the 49.99% interest in logistics business to Itochu for US$9.999 million. The respective gains of US$263.997 million and US$8.958 million have been recognised in the Group's financial statements in April this year. In future, the operation results and financial conditions of beverage business and logistics business will still be consolidated in the Group's financial statements; the interest of strategic partners will be reflected in minority interests.

Human Resources

As of 30th June 2004, the Group employed 25,638 staff (31st December 2003: 27,803). The Group provides a competitive salary system, insurance and medical benefit and professional training courses to employees. The perfect management system for human resources will enhance employee's contribution to the Group.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the six months ended 30th June 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules. The Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the period.

PROSPECT

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second half year. Facing the pressure from market competition and the increasing production cost, the Group's strategies are as follows:

1. Introducing strategic partners and further developing the network in the PRC.

2. Launching the competitive and high margin products in suitable time through the Group's professional and experienced research team and enhancing the Group's overall profitability by increasing the ratio of high margin products.

3. Continuing to strengthen the brand awareness, sales networks and customer service.

4. Strengthening and establishing the Group's logistics system to enhance the quality and reduce the cost for distribution network.

5. Expanding the market share for the refrigerated drinks in the eastern region and developing the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.

6. Further enhancing the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and convertible bonds.

PUBLICATION OF FINANCIAL INFORMATION

A detailed results announcement containing all the information required by paragraphs 37(1) to 37(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange (http://www.hkex.com.hk) and the Company (http://www.masterkong.com.cn) in due course.

BOARD OF DIRECTORS

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun and Mr. Katsuo Ko are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25th August 2004
Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

A.13/B:6



康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

INTERIM REPORT 2004

* For identification purposes only

SUMMARY

During the first half of the year 2004, the PRC's gross domestic products (GDP) and the total amount for retail market in the PRC increased by 9.7% and 12.8% respectively as compared to the corresponding period last year. In the second quarter, total turnover of the Group increased by 16.43% as compared to the corresponding period last year. Under the continuous pressure from the further price increase in instant noodle's core materials, the profitability for the Group's instant noodle business was sharply squeezed in the second quarter. Before the end of April 2004, the Group has completed two co-operation projects with strategic partners and realised capital gain of US$272.955 million.

Highlights of the Group's interim results: (Comparative figures are based on the corresponding period last year)

- Turnover of the Group amounted to US$712 million, an increase by 20%.
- Gross margin of the Group was 27.66%, last year was 27.34%.
- Profit attributable to shareholders amounted to US$266.029 million, an increase of 2,112.48%.
- Earnings per share amounted to US4.76 cents, last year was US0.22 cents.
- Turnover for instant noodle, beverage and bakery was US$399 million, US$265 million and US$38.386 million respectively, and the product growth rates were 9.2%, 46.99% and 6.36% respectively.

INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2004 together with the unaudited comparative figures for the corresponding period in 2003. These interim financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement
For the Six Months Ended 30th June 2004

	Notes	**2004 (Unaudited)** *US$'000*	**2003 (Unaudited)** *US$'000*
Turnover	2	711,604	592,994
Cost of sales		(514,752)	(430,873)
Gross Profit		196,852	162,121
Other revenue		1,264	710
Other net income		278,081	7,894
Distribution costs		(156,629)	(117,647)
Administrative expenses		(19,446)	(19,642)
Other operating expenses		(22,283)	(9,162)
Profit from operations	3	277,839	24,274
Finance costs	4	(9,616)	(9,628)
Share of profit of associates		1,845	1,061
Profit before taxation		270,068	15,707
Taxation	5	(2,197)	(3,461)
Profit from ordinary activities after taxation		267,871	12,246
Minority interests		(1,842)	(222)
Net profit attributable to shareholders		266,029	12,024
Earnings per share	6	4.76 cents	0.22 cents

Condensed Consolidated Balance Sheet
As at 30th June 2004

	Notes	As at 30th June 2004 (Unaudited) US$'000	As at 31st December 2003 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		909,928	909,750
Interest in associates		75,308	39,814
Other non-current financial assets		2,624	2,619
Deferred tax assets		5,830	5,830
		993,690	958,013
Current assets			
Current financial assets		12,575	1,142
Inventories		88,978	99,691
Trade receivables	8	64,589	62,115
Prepayments and other receivables		83,424	74,188
Pledged bank deposits		3,330	1,793
Bank balances and cash		175,757	93,185
		428,653	332,114
Current liabilities			
Trade payables	9	166,551	168,140
Other payables		115,480	83,953
Current portion of interest-bearing borrowings	11	203,976	164,974
Advance payments from customers		12,214	9,675
Taxation		1,181	714
		499,402	427,456
Net current liabilities		(70,749)	(95,342)
Total assets less current liabilities		922,941	862,671
Non-current liabilities			
Long-term interest-bearing borrowings	11	31,929	269,796
Other non-current payables		6,786	5,112
Employee benefit obligations		15,224	3,808
Deferred tax liabilities		5,834	5,834
		59,773	284,550
Minority interests		87,422	6,634
NET ASSETS		775,746	571,487
CAPITAL AND RESERVES			
Issued capital	12	27,943	27,943
Reserves	13	747,803	480,392
Proposed final dividend		—	63,152
		775,746	571,487

Condensed Consolidated Statement of Changes in Equity
For the Six Months ended 30th June 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Shareholders' equity at 1st January	571,487	587,354
Net gains (losses) not recognised in income statement		
Exchange translation differences	1,382	(11)
Profit for the period	266,029	12,024
Dividend	(63,152)	(51,975)
Shareholders' equity at 30th June	775,746	547,392

Condensed Consolidated Cash Flow Statement
For the Six Months Ended 30th June 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Net cash from operating activities	75,012	97,631
Net cash from (used) in investing activities	271,114	(124,609)
Net cash (from) used financing activities	(262,017)	89,895
Increase in cash and cash equivalents	84,109	62,917
Cash and cash equivalents at 1st January	94,978	99,913
Cash and cash equivalents at 30th June	179,087	162,830
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	175,757	160,689
Pledged bank deposits	3,330	2,141
	179,087	162,830

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. These condensed interim financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. **Turnover and segment information**

Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the six months ended 30th June			
	2004 (Unaudited)		2003 (Unaudited)	
	US$'000	*%*	*US$'000*	*%*
Instant noodles	399,241	56	365,622	62
Beverages	264,927	37	180,238	30
Bakery	38,386	5	36,091	6
Others	9,050	2	11,043	2
Total	711,604	100	592,994	100

An analysis of the Group's segment results by major products is as follows:

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Instant noodles	2,469	27,371
Beverages	15,061	769
Bakery	(13,335)	(2,966)
Others	273,289	(1,978)
Total	277,484	23,196

Note: The Bakery result includes an impairment loss of US$10 million recognised on property, plant and equipment. (2003: nil)

3. **Profit from operations**

Profit from operations is stated after charging (crediting) the following:

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Depreciation	43,992	36,933
Gain on disposal of partial interest in subsidiaries	(272,955)	—
Gain on disposal of partial interest in an associate	(2,528)	—
Impairment loss on property, plant and equipment	10,000	—

4. **Finance costs**

	For the six months ended 30th June	
	2004 (Unaudited)	2003 (Unaudited)
	US$'000	*US$'000*
Interest expenses:		
Bank and other loans wholly repayable within five years	9,616	9,628

5. **Taxation**

	For the six months ended 30th June	
	2004	**2003**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	2,197	3,461

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made for the period as the Group's profit is not subject to Hong Kong profits tax.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit making year after offsetting accumulated losses brought forward, followed by a 50% reduction for the next three years.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of US$266.029 million (2003: US$12.024 million) and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the period. No diluted earnings per share is presented as the exercise price of the outstanding convertible bonds was higher than the market price per share in both periods.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the six months ended 30th June 2004 (2003: nil).

8. **Trade receivables**

Most of the Group's sales are based on cash before delivery policy and the credit period for the rest of sales is from 30 days to 90 days.

The ageing analysis of the trade receivables as at the balance sheet date is as follows:

	As at 30th June 2004	**As at 31st December 2003**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
Within 90 days	56,273	54,076
Over 90 days	8,316	8,039
	64,589	62,115

9. **Trade payables**

The ageing analysis of the trade payables as at the balance sheet date is as follows:

	As at 30th June 2004	**As at 31st December 2003**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
Within 90 days	151,501	148,436
Over 90 days	15,050	19,704
	166,551	168,140

10. **Pledge of property, plant and equipment**

At 30th June 2004, the Group has pledged property, plant and equipment with aggregate net book values of approximately US$34.751 million (31st December 2003: US$66.487 million) to secure general banking facilities granted to the Group.

11. **Interest-bearing borrowings**

	As at 30th June 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
Bank loans wholly repayable within five years:		
Secured	8,581	21.866
Unsecured	137,324	322.904
Convertible bonds	90,000	90,000
	235.905	434,770
Portion classified as current liabilities	(203.976)	(164,974)
Non-current portion	31,929	269.796

The maturity profile of the interest-bearing borrowings is as follows:

Bank loans:		
Within one year	113.976	164.974
In the second year	18.847	134,924
In the third to fifth years, inclusive	13,082	44.872
	145,905	344.770
Other loans:		
Within one year	90.000	—
In the second year	—	90,000
	235.905	434.770

12. **Issued capital**

	Ordinary shares of US$0.005 each No. of shares	*US$'000*
Authorised:		
At 31st December 2003 and 30th June 2004	7,000,000,000	35,000
Issued and fully paid:		
At 31st December 2003 and 30th June 2004	5,588,705,360	27,943

13. **Reserves**

	Capital redemption reserve *US$'000*	Share premium *US$'000*	Exchange translation reserve *US$'000*	General reserve *US$'000*	Capital reserve *US$'000*	Retained profits *US$'000*	Total *US$'000*
At 31st December 2003	36	332,478	760	66.960	308	143,002	543.544
Exchange translation differences	—	—	1,382	—	—	—	1.382
Transfer to general reserve	—	—	—	1,619	—	(1,619)	—
Profit for the period	—	—	—	—	—	266,029	266,029
Dividend	—	—	—	—	—	(63,152)	(63,152)
At 30th June 2004	36	332.478	2.142	68.579	308	344.260	747.803

14. **Commitments**

	As at 30th June 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
(a) **Capital commitments**		
Contracted but not provided for	16,250	46,014

(b) **Lease commitments**

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

Within one year	485	2,022
In the second to fifth years, inclusive	122	5,359
Over five years	—	25,709
	607	33,090

15. **Related party transactions**

Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

	For the six months ended 30th June 2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
(a) Sales of goods to:		
Associates	16,502	4,272
(b) Purchases of goods from:		
Companies under common control by directors common of the Company	4,784	2,294
A company in which a director has beneficial interest	6,154	5,909
Associates	67,875	38,685
	78,813	46,888
(c) Processing charges by:		
An associate	864	3,697
	864	3,697

The above transactions were carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

Turnover for instant noodle business amounted to US$399.241 million for the first half of the year 2004 and increased by 9.17% as compared to the same period last year, representing 56% of the Group's total turnover. The turnover decreased 5.05% in the second quarter and got back to the normal low season's performance. The major reason of sales decline was due to the enlarged comparative basis. For the second quarter last year, the demand for instant noodles sharply increased because of the outbreak of SARS, and, consequently, the sales of instant noodle business were well-performed even in the traditional low season. The growth in sales for the first half was mainly from container noodle. All products' sales of container noodle achieved pretty good performance. On the other hand, "The Best of Asian Series" and "Mixed Noodle Series", which were launched in the first quarter, still were capturing the consumers' attention and will have the chance to become the Group's two sub-brand. As a result, the leading position of the Group's container noodle got further strengthened. For the packet noodle, the Group formally started to shift the production of low-end packet noodle to The Third Prince (SanTaizi) Company Limited, Hebei which have been operated since May 2004, is a joint venture of the Group and Zhongwang Group, through the way of OEM (Original Equipment Manufacturer). Zhongwang Group conducts very well in low-end noodle market. It will help the Group to enlarge its market share in low-end packet noodle. The Group has invested US$30.193 million to the joint venture and has a 50% interest in the joint venture. The joint venture not only produces Zhongwang's products, but also assist the Group to produce low-end packet noodles. In the future, the Group will focus on producing such high gross margin products - container noodle and middle to high-end packet noodle. According to AC Nielsen, for the period of April to May 2004, the Group gained 40.8% market share by sales value and 30.5% market share by volume in the PRC instant noodle market. The Group's leader position was further strengthened.

As affected by the continuous increased price of raw materials, all instant noodle manufacturers have experienced downward trend in gross margins. Low-end product manufacturers have been forced to reduce their sales volume or stop their production. During the period, the gross margin for instant noodle business dropped by 4.09pp to 17.56%. In addition, the price of palm oil and flour increased significantly and the highest growth rates had touched 25% and 40% or above respectively when compared to corresponding period last year. Loss attributable to shareholders was US$0.893 million while profit attributable to shareholders last year was US$21.792 million. The loss was mainly due to the decreased gross margin and the increased distribution costs.

Beverage Business

Turnover for beverage business amounted to US$264.927 million for the first half of the year 2004 and increased by 46.99% as compared to the same period last year, representing 37% of the Group's total turnover. The repackage for all brand products, core advertisement and promotion and integrated below the line (BTL) marketing activities have exposed a grand fresh image for the brand of Master Kong to consumer. Especially, family consumers rapidly accepted the family size series such as Master Kong Ice Tea and diluted juice drinks so that the sales of the Group's flagship products increased continuously. Also, the Group continued to extend the sales area for Master Kong Mineralized Water. In addition, the Group launched new product -sport drink "X Sports" and new flavours -Master Kong Mango Juice Drink and Daily C Acerola Juice Drink in the second quarter. Turnover for beverage business reached new record because the expansion and innovative differences in functions for new product and flavours have been attracting more and more consumers. According to AC Nielsen, for the period of April to May 2004, the Group's Ready-To-Drink Tea gained 47.0% market share by sales value and No.1 position in the market. Due to the invading into the juice market gradually, Master Kong's diluted juice drinks gained No.2 position in the market and 18.7% market share.

The price for PET resin still stood at a high level so that the gross margin for beverage business was affected to a certain extent. The new and highly efficient product lines that were added last year have been fully operated. Together with the Group's vertical integration in production system, the Group can mitigate the pressure caused by the price increase in raw materials. During the period, the gross margin of beverage business was 41.37%, increased by 0.33pp as compared to the same period in 2003. Profit attributable to shareholders increased by 919.41% to US$10.500 million.

Bakery Business

Turnover for bakery business amounted to US$38.386 million for the first half of the year 2004 and increased by 6.36% as compared to the same period last year, representing 5% of the Group's total turnover. The increase was mainly due to the good performance for core products such as Sandwich Crackers, Muffin and Savoury Sandwich Crackers. In addition, the new product "Sweet Yolk Biscuit" has been well received by the market. As a result, the Group achieved good development in both "Cake" and "Cracker" products. According to AC Nielsen, for the period of April to May 2004, Master Kong's Sandwich Crackers was No.2 in the market and gained 23.9% market share by sales value.

During the period, the gross margin of bakery business was 31.64%, increased by 5.67pp as compared to the same period in 2003. The performance for bakery business will be expected to improve gradually. Loss attributable to shareholders was US$13.662 million and last year was US$3.382 million. The increase of loss was mainly due to the impairment loss of US$10 million recognised on the property, plant and equipment.

Financing

As of 30th June 2004, the Group's cash and bank deposits amounted to US$179.087 million. Total liabilities amounted to US$559 million, representing a decrease of US$153 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,422 million. The leverage ratio (total liabilities to total assets) dropped by 15.88pp to 39.31% as compared to 31st December 2003. The Group significantly reduced long-term and short-term loans by US$198.865 million as compared to 31st December 2003 through using the capital gain of US$273 million to repay parts of bank loans before the end of June this year. The capital gain was realised by two co-operation projects that were completed at the end of April this year.

Financial Ratio

	As at 30th June 2004	**As at 31st December 2003**
Finished goods turnover	12.80 Days	12.42 Days
Accounts receivable turnover	16.20 Days	15.20 Days
Current ratio	0.86 Times	0.78 Times
Debt ratio	39.31%	55.19%
Gearing ratio	0.07 Times	0.60 Times

Before the end of April this year, the Group has transferred the 49.995% interest in beverage business to AI Beverage Holding Co. Ltd. (AI Beverage), a joint venture company of Asahi Breweries, Ltd. and Itochu Corporation (Itochu), for US$359.891 million and the 49.99% interest in logistics business to Itochu for US$9.999 million. The respective gains of US$263.997 million and US$8.958 million have been recognised in the Group's financial statements in April this year. In future, the operation results and financial conditions of beverage business and logistics business will still be consolidated in the Group's financial statements; the interest of strategic partners will be reflected in minority interests.

Human Resources

As of 30th June 2004, the Group employed 25,638 staff (31st December 2003: 27,803). The Group provides a competitive salary system, insurance and medical benefit and professional training courses to employees. The perfect management system for human resources will enhance employee's contribution to the Group.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the six months ended 30th June 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules. The Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. The latest meeting of the committee was held to review the results of the Group for the period.

PROSPECT

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the second half year. Facing the pressure from market competition and the increasing production cost, the Group's strategies are as follows:

1. Introducing strategic partners and further developing the network in the PRC.
2. Launching the competitive and high margin products in suitable time through the Group's professional and experienced research team and enhancing the Group's overall profitability by increasing the ratio of high margin products.
3. Continuing to strengthen the brand awareness, sales networks and customer service.
4. Strengthening and establishing the Group's logistics system to enhance the quality and reduce the cost for distribution network.
5. Expanding the market share for the refrigerated drinks in the eastern region and developing the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.
6. Further enhancing the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and convertible bonds.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30th June 2004, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

Name of directors	Number of ordinary shares: Personal interests	Number of ordinary shares: Corporate interests *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the six months ended 30th June 2004 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30th June 2004, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 30th June 2004, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 30th June 2004, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 25th August 2004

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)
Stock Code: 322

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce that Mr. Lee Tiong-Hock has been appointed as an independent non-executive director and a member of the audit committee of the Company with effect from 27 September 2004.

Mr. Lee Tiong-Hock, aged 64, has over 27 years of experience in commercial and investment banking. He is a member of the Hong Kong Institute of Bankers and the Hong Kong Securities Institute. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong.

Mr. Lee was a director of three listed companies in Hong Kong in the last three years, namely, Goldwiz Holdings Limited, Techwayson Holdings Limited and Fortuna International Holdings Limited. He does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, Mr. Lee does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and Mr. Lee. He is not appointed for a specific term and will retire at the next annual general meeting of the Company in 2005, at which time he will be eligible for re-election, thereafter, Mr. Lee will be subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with the Company's Articles of Association.

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Lee that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warmest welcome to Mr. Lee for joining the Company.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun and Mr. Katsuo Ko are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 27 September 2004
Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)
Stock Code: 322

QUALIFIED ACCOUNTANT

As at the date of this announcement, the Company fails to complete the appointment of a qualified accountant. The Board will use its best endeavour to effect the appointment of a qualified accountant as soon as practicable. The Board will keep the shareholders and the market informed of the progress of the appointment of a qualified accountant.

According to Rule 3.24 of the Rules Governing The Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the board of directors (the "Board") of Tingyi (Cayman Islands) Holding Corp. (the "Company") should have appointed a qualified accountant with the specific qualifications set out in Rule 3.24 of the Listing Rules. However, as at the date of this announcement, the Company fails to complete the appointment of a qualified accountant.

The Board is in the process of identifying suitable candidates through referrals by intermediaries in Hong Kong. The Board will use its best endeavour to effect the appointment of a qualified accountant as soon as practicable. The Board will keep the shareholders and the market informed of the progress of the appointment of a qualified accountant.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 20 October 2004
Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

THIRD QUARTER RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED 30TH SEPTEMBER 2004

SUMMARY

In the third quarter of the year 2004, the PRC's gross domestic products (GDP) increased by 9.1% as compared to the corresponding period in 2003 and the growth rate dropped by 0.5pp as compared to the second quarter. During the first nine months of the year, the PRC's consumer price index (CPI) increased by 4.1% as compared to the same period last year. In the third quarter, the Group's operating results had a remarkable improvement as compared to the second quarter. Total turnover and profit attributable to shareholders after deducting capital gain increased by 21.46% and 201.92% respectively. However, the price for principal raw materials still stood at a high level and the gross margin of the Group was affected and decreased by 0.40pp as compared to the same period last year. The third quarter in the PRC is a traditional peak season for beverages. Benefited from the broiling weather in eastern and southern parts of the PRC, sales of the Group's beverages in these two areas gained an excellent performance and drove the whole beverage business to achieve a new record. Also, due to the adjustment on products' structure and effective control on internal costs, the Group's instant noodle business realized profit as compared to loss for the second quarter and had a good performance for sales of container noodles and high-end packet noodles. During the period, sales of the Group's bakeries maintained healthy growth.

Highlights of the Group's third quarterly results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group amounted to US$426 million, an increase by 18.13%.
- Gross margin of the Group was 30.59%, last year was 30.99%.
- Profit attributable to shareholders amounted to US$19.674 million, last year was US$17.337 million.
- Earnings per share amounted to US 0.35 cents, last year was US 0.31 cents.
- Turnover for instant noodles, beverages and bakeries was US$226 million, US$167 million and US$22.292 million respectively, and the product growth rates were 14.52%, 19.75% and 31.97% respectively.

THIRD QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the three months and nine months ended 30th September 2004 together with the unaudited comparative figures for the corresponding period in 2003. These third quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement

For the Three Months and Nine Months Ended 30th September 2004

		For the period ended			
		30th September 2004		30th September 2003	
		Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover	2	426,167	1,137,771	360,754	953,748
Cost of sales		(295,810)	(810,562)	(248,971)	(679,844)
Gross Profit		130,357	327,209	111,783	273,904
Other revenue		1,895	3,159	687	1,397
Other net income		5,974	284,055	1,069	8,963
Distribution costs		(87,439)	(244,068)	(75,062)	(192,709)
Administrative expenses		(11,258)	(30,704)	(10,074)	(29,716)
Other operating expenses		(9,634)	(31,917)	(5,939)	(15,101)
Profit from operations	3	29,895	307,734	22,464	46,738
Finance costs	4	(3,978)	(13,594)	(5,144)	(14,772)
Share of profit of associates		2,167	4,012	2,013	3,074
Profit before taxation		28,084	298,152	19,333	35,040
Taxation	5	(2,754)	(4,951)	(1,818)	(5,279)
Profit from ordinary activities after taxation		25,330	293,201	17,515	29,761
Minority interests		(5,656)	(7,498)	(178)	(400)
Net profit attributable to shareholders		19,674	285,703	17,337	29,361
Earnings per share	6				
Basic		0.35 cents	5.11 cents	0.31 cents	0.53 cents
Diluted		N/A	N/A	N/A	N/A

Notes to the Condensed Consolidated Financial Statements

For the Nine Months Ended 30th September 2004

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. **Turnover and segment information**

Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	226,098	625,339	197,432	563,054
Beverage	166,943	431,870	139,415	319,653
Bakery	22,292	60,678	16,892	52,983
Others	10,834	19,884	7,015	18,058
Total	426,167	1,137,771	360,754	953,748

An analysis of the Group's segment result by major products is as follows:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	18,567	21,036	14,095	41,466
Beverage	10,793	25,854	9,859	10,628
Bakery	(670)	(14,005)	(1,861)	(4,827)
Others	1,560	274,849	2,374	396
Total	30,250	307,734	24,467	47,663

3. **Profit from operations**

Profit from operations is stated after charging (crediting) the following:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
Depreciation	22,506	66,498	21,289	58,222
Gain on disposal of partial interest in subsidiaries	—	(272,955)	—	—
Gain on disposal of partial interest in an associate	—	(2,528)	—	—
Impairment loss on property, plant and equipment	—	10,000	—	—

4. **Finance costs**

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
Interest expenses:				
Bank and other loans wholly repayable within five years	3,978	13,594	5,144	14,772

5. **Taxation**

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
PRC enterprise income tax	2,754	4,951	1,818	5,279

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made for the period as the Group's profit is not subject to Hong Kong profits tax.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit making year after offsetting accumulated losses brought forward followed by a 50% reduction for the next three years.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the period.

No diluted earnings per share is presented as the exercise price of the outstanding convertible bonds was higher than the market price per share in both periods.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the nine months ended 30th September 2004 (2003: nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

In the third quarter of the year 2004, turnover for instant noodle business amounted to US$226.098 million and increased by 14.52% as compared to the same period last year, representing 53% of the Group's total turnover. During the period, sales of instant noodles got a substantial increase and reached a new peak as compared to the same period last year when the demand for instant noodles sharply increased because of the outbreak of SARS. The increase was mainly attributable to the earlier beginning of the peak season and adjustment on internal products' structure. The growth in sales for the third quarter was mainly from container noodles and, besides the primary bucket noodles of Master Kong, "The Best of Asian Series" and "Mixed Noodle Series" were also increased in volume gradually. All products' sales for container noodles had a good performance. On the other hand, the Group's high-end packet noodles had gained 70% market share in the PRC high-end packet noodle market. Sales of Master Kong's products realized stable growth in all segments and attributed this growth to its strategies, including stabilizing the " Beef Stew Flavor " noodles and developing different flavors in various areas, etc. According to AC Nielsen, for the period of August to September 2004, the Group gained 40% market share by sales value and 30% market share by volume in the PRC instant noodle market. The Group's leader position was further strengthened.

During the period, because of the fall in price of palm oil, the gross margin for instant noodle business increased by 0.22pp to 21.99% as compared to the same period last year. Profit attributable to shareholders was US$15.988 million and last year was US$10.634 million.

Beverage Business

In the third quarter of 2004, turnover for beverage business amounted to US$166.943 million and increased by 19.75% as compared to the corresponding period last year, representing 39% of the Group's total turnover. Matching the peak season's coming, beverage business completely launched annual brand thematic above-the-line and below-the-line marketing activities. The new brand "X Sports", which was introduced in the year, kept on building up its brand reputation and came to stay in eastern, southern and middle parts of the PRC. Also, the Group continued to extend the sales area for Master Kong Mineralized Water and realized the sales growth of 68% in the third quarter as compared to the same period last year. Along with launching and promoting new flavors of juice drinks such as Master Kong Mango Juice Drink, Daily C Acerola Juice Drink and Daily C Blood Orange Juice. The Group emphasized to strengthen the sales for Master Kong Iced Tea, Master Kong Green Tea, Master Kong Juice Drink and Daily C Family Size Series (1250 milliliter, 1500 milliliter and 2000 milliliter PET-bottled) in order to capture the peak season market in different segments - families,

restaurants for family size and beverage heavy users in summer. All efforts led turnover to a new record. According to AC Nielsen, for the period of August to September 2004, the Group's Ready-To-Drink Tea gained 43.4% market share by sales value and still kept the No.1 position in the market. For the Group's juice drink series, the market share's gap of diluted juice drinks between Master Kong and leading brand was shortened gradually and gained No.2 position in the market and 18.7% market share.

During the period, the gross margin of beverage business was 41.2%, dropped by 2.7pp as compared to the same period in 2003 mainly because of the price for PET resin and sugar stood at a high level. Profit attributable to shareholders amounted to US$4.763 million and last year was US$8.974 million. The decline was mainly due to the interest of strategic partners was reflected in minority interests which amounted to US$5.506 million and the decrease in gross profit.

Bakery Business

In the third quarter of 2004, turnover for bakery business amounted to US$22.292 million, increased by 31.97% as compared to the corresponding period last year and representing 5% of the Group's total turnover. The growth in sales was mainly from Muffin, Sandwich Crackers and Savoury Sandwich Crackers. In the future, the Group will concentrate its marketing resources on core products such as Sandwich Crackers series, Muffin and Sweet Yolk Biscuit in order to expand the market. Through using the current equipment effectively, the Group will continue to research and develop new products in response to market demands. In addition, brand investment and communication with consumers will be strengthened.

During the period, the gross margin of bakery business was 38.64%, increased by 4.6pp and 7pp as compared to the same period in 2003 and first half of the year respectively. In spite of the pressure from the price increase in raw materials, loss attributable to shareholders dropped by 58.41% as compared to the same period last year and amounted to US$0.855 million because of efficiency improvement and distribution price adjustment. Overall bakery business has showed the increase in both turnover and gross margin. The increase was mainly attributable to concentrating on producing high gross margin products. The performance for bakery business will be expected to improve gradually.

Financing

As of 30th September 2004, the Group's total liabilities amounted to US$582 million, representing a decrease of US$130 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,469 million. The leverage ratio (total liabilities to total assets) dropped by 15.57pp to 39.61% as compared to 31st December 2003. The decrease was mainly because the Group repaid parts of bank loans before the end of June this year. The Group's long-term and short-term loans decreased by US$235 million as compared to 31st December 2003. The portion for US dollars and Renminbi in the Group's total borrowing was 73% and 27% respectively. The Group's transactions are mainly denominated in Renminbi

and during the period the exchange rate between Renminbi and US dollar remained stable. As a result, there will be no significant impact of exchange fluctuations during the period. As of 30th September 2004, the Group had no contingent liabilities and cash on hand amounted to US$175 million.

Financial Ratio

	As at 30th September 2004	As at 31st December 2003
Finished goods turnover (days)	11.23	12.42
Accounts receivable turnover (days)	17.96	15.20
Current ratio (times)	0.87	0.78
Debt ratio (%)	39.61	55.19
Gearing ratio (times)	0.03	0.60

Human Resources

The Group employed 25,216 staff as at 30th September 2004 (31st December 2003: 27,803). The Group provides a competitive salary system, insurance and medical benefit and professional training courses to employees. The perfect management system for human resources will enhance employee's contribution to the Group.

PROSPECT

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the fourth quarter. Facing the pressure from market competition and the increasing production cost, the Group's strategies are as follows:

1. Introducing strategic partners and further developing the network in the PRC.

2. Launching the competitive and high margin products in suitable time through the Group's professional and experienced research team and enhancing the Group's overall profitability by increasing the ratio of high margin products.

3. Continuing to strengthen the brand awareness, sales networks and customer service.

4. Strengthening and establishing the Group's logistics system to enhance the quality and reduce the cost for distribution network.

5. Expanding the market share for the refrigerated drinks in the eastern region and developing the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.

6. Further enhancing the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the nine months ended 30th September 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules. The Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. On 27th September 2004, the board of the Company appointed Mr. Lee Tiong-Hock as an independent non-executive director and a member of the audit committee. The latest meeting of the committee was held to review the results of the Group for the period.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and convertible bonds.

PUBLICATION OF FINANCIAL INFORMATION

A detailed results announcement containing all the information required by paragraphs 37(1) to 37(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange (http://www.hkex.com.hk) and the Company (http://www.masterkong.com.cn) in due course.

BOARD OF DIRECTORS

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24th November 2004

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)



THIRD QUARTERLY REPORT 2004

* For identification purposes only

SUMMARY

In the third quarter of the year 2004, the PRC's gross domestic products (GDP) increased by 9.1% as compared to the corresponding period in 2003 and the growth rate dropped by 0.5pp as compared to the second quarter. During the first nine months of the year, the PRC's consumer price index (CPI) increased by 4.1% as compared to the same period last year. In the third quarter, the Group's operating results had a remarkable improvement as compared to the second quarter. Total turnover and profit attributable to shareholders after deducting capital gain increased by 21.46% and 201.92% respectively. However, the price for principal raw materials still stood at a high level and the gross margin of the Group was affected and decreased by 0.40pp as compared to the same period last year. The third quarter in the PRC is a traditional peak season for beverages. Benefited from the broiling weather in eastern and southern parts of the PRC, sales of the Group's beverages in these two areas gained an excellent performance and drove the whole beverage business to achieve a new record. Also, due to the adjustment on products' structure and effective control on internal costs, the Group's instant noodle business realized profit as compared to loss for the second quarter and had a good performance for sales of container noodles and high-end packet noodles. During the period, sales of the Group's bakeries maintained healthy growth.

Highlights of the Group's third quarterly results: (comparative figures are based on the corresponding period last year)

- Turnover of the Group amounted to US$426 million, an increase by 18.13%.
- Gross margin of the Group was 30.59%, last year was 30.99%.
- Profit attributable to shareholders amounted to US$19.674 million, last year was US$17.337 million.
- Earnings per share amounted to US 0.35 cents, last year was US 0.31 cents.
- Turnover for instant noodles, beverages and bakeries was US$226 million, US$167 million and US$22.292 million respectively, and the product growth rates were 14.52%, 19.75% and 31.97% respectively.

THIRD QUARTER RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the three months and nine months ended 30th September 2004 together with the unaudited comparative figures for the corresponding period in 2003. These third quarter financial statements have not been audited, but have been reviewed by the Company's audit committee.

Condensed Consolidated Income Statement
For the Three Months and Nine Months Ended 30th September 2004

		For the period ended			
		30th September 2004		30th September 2003	
		Three Months (Unaudited)	Nine Months (Unaudited)	Three Months (Unaudited)	Nine Months (Unaudited)
	Notes	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover	2	426,167	1,137,771	360,754	953,748
Cost of sales		(295,810)	(810,562)	(248,971)	(679,844)
Gross Profit		130,357	327,209	111,783	273,904
Other revenue		1,895	3,159	687	1,397
Other net income		5,974	284,055	1,069	8,963
Distribution costs		(87,439)	(244,068)	(75,062)	(192,709)
Administrative expenses		(11,258)	(30,704)	(10,074)	(29,716)
Other operating expenses		(9,634)	(31,917)	(5,939)	(15,101)
Profit from operations	3	29,895	307,734	22,464	46,738
Finance costs	4	(3,978)	(13,594)	(5,144)	(14,772)
Share of profit of associates		2,167	4,012	2,013	3,074
Profit before taxation		28,084	298,152	19,333	35,040
Taxation	5	(2,754)	(4,951)	(1,818)	(5,279)
Profit from ordinary activities after taxation		25,330	293,201	17,515	29,761
Minority interests		(5,656)	(7,498)	(178)	(400)
Net profit attributable to shareholders		19,674	285,703	17,337	29,361
Earnings per share	6				
Basic		0.35 cents	5.11 cents	0.31 cents	0.53 cents
Diluted		N/A	N/A	N/A	N/A

Condensed Consolidated Balance Sheet
As at 30th September 2004

	Notes	As at 30th September 2004 (Unaudited) US$'000	As at 31st December 2003 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		918,522	909,750
Interest in associates		75,847	39,814
Other non-current financial assets		2,012	2,619
Deferred tax assets		5,831	5,830
		1,002,212	958,013
Current assets			
Current investments		19,408	1,142
Inventories		92,237	99,691
Trade receivables	8	87,074	62,115
Prepayments and other receivables		93,224	74,188
Pledged bank deposits		2,155	1,793
Bank balances and cash		172,383	93,185
		466,481	332,114
Current liabilities			
Trade payables	9	205,987	168,140
Other payables		134,199	83,953
Current portion of interest-bearing borrowings	11	183,666	164,974
Advance payments from customers		12,566	9,675
Taxation		2,857	714
		539,275	427,456
Net current liabilities		(72,794)	(95,342)
Total assets less current liabilities		929,418	862,671
Non-current liabilities			
Long-term interest-bearing borrowings	11	16,080	269,796
Other non-current payables		7,634	5,112
Employee benefit obligations		12,988	3,808
Deferred tax liabilities		5,834	5,834
		42,536	284,550
Minority interests		93,077	6,634
NET ASSETS		793,805	571,487
CAPITAL AND RESERVES			
Issued capital	12	27,943	27,943
Reserves	13	765,862	480,392
Proposed final dividend		—	63,152
		793,805	571,487

Condensed Consolidated Statement of Changes in Equity
For the Nine Months Ended 30th September 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Shareholders' equity at 1st January	571,487	587,354
Net gains (losses) not recognised in the consolidated income statement		
Exchange translation differences	(233)	248
Profit for the period	285,703	29,361
Dividend	(63,152)	(51,975)
Shareholders' equity at 30th September	793,805	564,988

Condensed Consolidated Cash Flow Statement
For the Nine Months Ended 30th September 2004

	2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Net cash from operating activities	134,507	153,368
Net cash from (used in) investing activities	243,229	(124,392)
Net cash (used in) from financing activities	(298,176)	53,933
Increase in cash and cash equivalents	79,560	82,909
Cash and cash equivalents at 1st January	94,978	99,913
Cash and cash equivalents at 30th September	174,538	182,822
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	172,383	182,112
Pledged bank deposits	2,155	710
	174,538	182,822

Notes to the Condensed Consolidated Financial Statements

For the Nine Months Ended 30th September 2004

1. Basis of preparation and accounting policies

The Directors are responsible for the preparation of the Group's unaudited quarterly financial statements. These unaudited quarterly financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2003 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended 31st December 2003.

2. Turnover and segment information

Turnover represents sales of goods at invoiced value to customers, net of returns, discounts and Value Added Tax. The Group operates mainly in the People's Republic of China ("PRC"). The turnover and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's turnover by major products is as follows:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*
Instant noodles	226,098	625,339	197,432	563,054
Beverage	166,943	431,870	139,415	319,653
Bakery	22,292	60,678	16,892	52,983
Others	10,834	19,884	7,015	18,058
Total	426,167	1,137,771	360,754	953,748

An analysis of the Group's segment result by major products is as follows:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*
Instant noodles	18,567	21,036	14,095	41,466
Beverage	10,793	25,854	9,859	10,628
Bakery	(670)	(14,005)	(1,861)	(4,827)
Others	1,560	274,849	2,374	396
Total	30,250	307,734	24,467	47,663

3. Profit from operations

Profit from operations is stated after charging (crediting) the following:

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*	Three Months (Unaudited) *US$'000*	Nine Months (Unaudited) *US$'000*
Depreciation	22,506	66,498	21,289	58,222
Gain on disposal of partial interest in subsidiaries	—	(272,955)	—	—
Gain on disposal of partial interest in an associate	—	(2,528)	—	—
Impairment loss on property, plant and equipment	—	10,000	—	—

4. **Finance costs**

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months	Nine Months	Three Months	Nine Months
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
Interest expenses:				
Bank and other loans wholly repayable within five years	3,978	13,594	5,144	14,772

5. **Taxation**

	For the period ended			
	30th September 2004		30th September 2003	
	Three Months	Nine Months	Three Months	Nine Months
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	*US$'000*	*US$'000*	*US$'000*
PRC enterprise income tax	2,754	4,951	1,818	5,279

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong profits tax has been made for the period as the Group's profit is not subject to Hong Kong profits tax.

Subsidiaries in the PRC are subject to tax laws applicable to foreign investment enterprises in the PRC and are fully exempt from PRC enterprise income tax of 15% for two years starting from the first profit making year after offsetting accumulated losses brought forward followed by a 50% reduction for the next three years.

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period and on the weighted average of 5,588,705,360 (2003: 5,588,705,360) ordinary shares in issue during the period.

No diluted earnings per share is presented as the exercise price of the outstanding convertible bonds was higher than the market price per share in both periods.

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the nine months ended 30th September 2004 (2003: nil).

8. **Trade receivables**

Most of the Group's sales are based on cash before delivery policy and the credit period for the rest of sales is from 30 days to 90 days.

The ageing analysis of the trade receivables is as follows:

	As at 30th September 2004	As at 31st December 2003
	(Unaudited)	(Audited)
	US$'000	*US$'000*
Within 90 days	78,673	54,076
Over 90 days	8,401	8,039
	87,074	62,115

9. **Trade payables**

The ageing analysis of the trade payables is as follows:

	As at 30th September 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
Within 90 days	186,118	148,436
Over 90 days	19,869	19,704
	205,987	168,140

10. **Pledge of property, plant and equipment**

At 30th September 2004, the Group has pledged property, plant and equipment with aggregate net book values of approximately US$15,024,000 (31st December 2003: US$66,487,000) to secure general banking facilities granted to the Group.

11. **Interest-bearing borrowings**

	As at 30th September 2004 (Unaudited) *US$'000*	As at 31st December 2003 (Audited) *US$'000*
Bank loans wholly repayable within five years:		
Secured	2,207	21,866
Unsecured	107,539	322,904
Convertible bonds	90,000	90,000
	199,746	434,770
Portion classified as current liabilities	(183,666)	(164,974)
Non-current portion	16,080	269,796

The maturity profile of the interest-bearing borrowings is as follows:

Bank loans:		
Within one year	93,666	164,974
In the second year	10,080	134,924
In the third to fifth years, inclusive	6,000	44,872
	109,746	344,770
Other loans:		
Within one year	90,000	—
In the second year	—	90,000
	199,746	434,770

12. **Issued capital**

	Ordinary shares of US$0.005 each No. of shares	US$'000
Authorised:		
At 31st December 2003 and 30th September 2004	7,000,000,000	35,000
Issued and fully paid:		
At 31st December 2003 and 30th September 2004	5,588,705,360	27,943

13. **Reserves**

	Capital redemption reserve US$'000	Share premium US$'000	Exchange translation reserve US$'000	General reserve US$'000	Capital reserve US$'000	Retained profits US$'000	Total US$'000
At 31st December 2003	36	332,478	760	66,960	308	143,002	543,544
Exchange translation differences	—	—	(233)	—	—	—	(233)
Transfer to general reserve	—	—	—	1,619	—	(1,619)	—
Profit for the period	—	—	—	—	—	285,703	285,703
Dividend						(63,152)	(63,152)
At 30th September 2004	36	332,478	527	68,579	308	363,934	765,862

14. **Commitments**

	As at 30th September 2004 (Unaudited) US$'000	As at 31st December 2003 (Audited) US$'000
(a) **Capital commitments**		
Contracted but not provided for	51,650	46,014

(b) **Lease commitments**

At the balance sheet date, the Group had total outstanding commitments under non-cancellable operating leases, which are payable as follows:

	As at 30th September 2004	As at 31st December 2003
Within one year	529	2,022
In the second to fifth years, inclusive	258	5,359
Over five years	—	25,709
	787	33,090

15. **Related party transactions**

Transactions

The following is a summary of significant related party transactions, in addition to those disclosed elsewhere in the financial statements, which were carried out in the ordinary course of the Group's business.

	For the period ended 30th September 2004 Three Months (Unaudited) US$'000	30th September 2004 Nine Months (Unaudited) US$'000	30th September 2003 Three Months (Unaudited) US$'000	30th September 2003 Nine Months (Unaudited) US$'000
(a) Sales of goods to:				
Associates	7,341	23,843	775	5,047
(b) Purchases of goods from:				
Companies under common control by directors of the Company	2,081	6,865	1,989	4,283
A company in which a director has beneficial interest	2,405	8,559	3,556	9,465
Associates	34,728	102,603	27,034	65,719
	39,214	118,027	32,579	79,467
(c) Processing charges to:				
An associate	400	1,264	2,139	5,833

The above transactions werer carried out on terms mutually agreed between the Group and the respective related parties and principally on cost plus basis.

MANAGEMENT DISCUSSION AND ANALYSIS

Instant Noodle Business

In the third quarter of the year 2004, turnover for instant noodle business amounted to US$226.098 million and increased by 14.52% as compared to the same period last year, representing 53% of the Group's total turnover. During the period, sales of instant noodles got a substantial increase and reached a new peak as compared to the same period last year when the demand for instant noodles sharply increased because of the outbreak of SARS. The increase was mainly attributable to the earlier beginning of the peak season and adjustment on internal products' structure. The growth in sales for the third quarter was mainly from container noodles and, besides the primary bucket noodles of Master Kong, "The Best of Asian Series" and "Mixed Noodle Series" were also increased in volume gradually. All products' sales for container noodles had a good performance. On the other hand, the Group's high-end packet noodles had gained 70% market share in the PRC high-end packet noodle market. Sales of Master Kong's products realized stable growth in all segments and attributed this growth to its strategies, including stabilizing the " Beef Stew Flavor " noodles and developing different flavors in various areas, etc. According to AC Nielsen, for the period of August to September 2004, the Group gained 40% market share by sales value and 30% market share by volume in the PRC instant noodle market. The Group's leader position was further strengthened.

During the period, because of the fall in price of palm oil, the gross margin for instant noodle business increased by 0.22pp to 21.99% as compared to the same period last year. Profit attributable to shareholders was US$15.988 million and last year was US$10.634 million.

Beverage Business

In the third quarter of 2004, turnover for beverage business amounted to US$166.943 million and increased by 19.75% as compared to the corresponding period last year, representing 39% of the Group's total turnover. Matching the peak season's coming, beverage business completely launched annual brand thematic above-the-line and below-the-line marketing activities. The new brand "X Sports", which was introduced in the year, kept on building up its brand reputation and came to stay in eastern, southern and middle parts of the PRC. Also, the Group continued to extend the sales area for Master Kong Mineralized Water and realized the sales growth of 68% in the third quarter as compared to the same period last year. Along with launching and promoting new flavors of juice drinks such as Master Kong Mango Juice Drink, Daily C Acerola Juice Drink and Daily C Blood Orange Juice. The Group emphasized to strengthen the sales for Master Kong Iced Tea, Master Kong Green Tea, Master Kong Juice Drink and Daily C Family Size Series (1250 milliliter, 1500 milliliter and 2000 milliliter PET-bottled) in order to capture the peak season market in different segments - families, restaurants for family size and beverage heavy users in summer. All efforts led turnover to a new record. According to AC Nielsen, for the period of August to September 2004, the Group's Ready-To-Drink Tea gained 43.4% market share by sales value and still kept the No.1 position in the market. For the Group's juice drink series, the market share's gap of diluted juice drinks between Master Kong and leading brand was shortened gradually and gained No.2 position in the market and 18.7% market share.

During the period, the gross margin of beverage business was 41.2%, dropped by 2.7pp as compared to the same period in 2003 mainly because of the price for PET resin and sugar stood at a high level. Profit attributable to shareholders amounted to US$4.763 million and last year was US$8.974 million. The decline was mainly due to the interest of strategic partners was reflected in minority interests which amounted to US$5.506 million and the decrease in gross profit.

Bakery Business

In the third quarter of 2004, turnover for bakery business amounted to US$22.292 million, increased by 31.97% as compared to the corresponding period last year and representing 5% of the Group's total turnover. The growth in sales was mainly from Muffin, Sandwich Crackers and Savoury Sandwich Crackers. In the future, the Group will concentrate its marketing resources on core products such as Sandwich Crackers series, Muffin and Sweet Yolk Biscuit in order to expand the market. Through using the current equipment effectively, the Group will continue to research and develop new products in response to market demands. In addition, brand investment and communication with consumers will be strengthened.

During the period, the gross margin of bakery business was 38.64%, increased by 4.6pp and 7pp as compared to the same period in 2003 and first half of the year respectively. In spite of the pressure from the price increase in raw materials, loss attributable to shareholders dropped by 58.41% as compared to the same period last year and amounted to US$0.855 million because of efficiency improvement and distribution price adjustment. Overall bakery business has showed the increase in both turnover and gross margin. The increase was mainly attributable to concentrating on producing high gross margin products. The performance for bakery business will be expected to improve gradually.

Financing

As of 30th September 2004, the Group's total liabilities amounted to US$582 million, representing a decrease of US$130 million from US$712 million as at 31st December 2003. Total assets amounted to US$1,469 million. The leverage ratio (total liabilities to total assets) dropped by 15.57pp to 39.61% as compared to 31st December 2003. The decrease was mainly because the Group repaid parts of bank loans before the end of June this year. The Group's long-term and short-term loans decreased by US$235 million as compared to 31st December 2003. The portion for US dollars and Renminbi in the Group's total borrowing was 73% and 27% respectively. The Group's transactions are mainly denominated in Renminbi and during the period the exchange rate between Renminbi and US dollar remained stable. As a result, there will be no significant impact of exchange fluctuations during the period. As of 30th September 2004, the Group had no contingent liabilities and cash on hand amounted to US$175 million.

Financial Ratio

	As at 30th September 2004	As at 31st December 2003
Finished goods turnover (days)	11.23	12.42
Accounts receivable turnover (days)	17.96	15.20
Current ratio (times)	0.87	0.78
Debt ratio (%)	39.61	55.19
Gearing ratio (times)	0.03	0.60

Human Resources

The Group employed 25,216 staff as at 30th September 2004 (31st December 2003: 27,803). The Group provides a competitive salary system, insurance and medical benefit and professional training courses to employees. The perfect management system for human resources will enhance employee's contribution to the Group.

PROSPECT

The continuous growth for the PRC consumers' income and the new concept for consumption will further expand the development for the instant food market. Because of the pressure of price increase in raw materials, the Group's gross margin will be squeezed and the Group's production cost will continue to be affected in the fourth quarter. Facing the pressure from market competition and the increasing production cost, the Group's strategics are as follows:

1. Introducing strategic partners and further developing the network in the PRC.
2. Launching the competitive and high margin products in suitable time through the Group's professional and experienced research team and enhancing the Group's overall profitability by increasing the ratio of high margin products.
3. Continuing to strengthen the brand awareness, sales networks and customer service.
4. Strengthening and establishing the Group's logistics system to enhance the quality and reduce the cost for distribution network.
5. Expanding the market share for the refrigerated drinks in the eastern region and developing the northern market in the PRC in order to establish the Group's distribution ability in the refrigerated food market.
6. Further enhancing the efficiency for system management by strengthening the ability for SAP and modifying the B2B operating system.

CORPORATE GOVERNANCE

Code of Best Practice

Throughout the nine months ended 30th September 2004, the Company was in compliance with the code of Best Practice as set out in the Listing Rules except all non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules. The Company has established the audit committee in September 1999 and has two independent non-executive directors, Mr. Hsu Shin-Chun and Mr. Katsuo Ko. On 27th September 2004, the board of the Company appointed Mr. Lee Tiong-Hock as an independent non-executive director and a member of the audit committee. The latest meeting of the committee was held to review the results of the Group for the period.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES AND CONVERTIBLE BONDS

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares and convertible bonds.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30th September 2004, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of directors	Personal interests	Corporate interests *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the nine months ended 30th September 2004 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30th September 2004, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 30th September 2004, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 30th September 2004, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24th November 2004

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

CONTINUING CONNECTED TRANSACTIONS

In accordance with the Purchasing Agreement entered into between Master Kong (Taiwan), a wholly owned subsidiary of the Company, and Ting Hsin Oil on 14th January 2005 to replace the former purchasing agreement between the same parties which has expired on 31st December 2004 details of which were announced by the Company on 6th January 2004, Master Kong (Taiwan) will continue to purchase processed oil from Ting Hsin Oil for the manufacturing of instant noodles in Taiwan during the period from 1st January 2005 to 31st December 2005.

Ting Hsin Oil is a company incorporated in Taiwan. 60.4 per cent. interest of the company is owned by Messrs Wei Ing-Chou and Mr Wei Ying-Chiao, the two executive directors of the Company, and their brothers, namely Messrs Wei Yin-Chun and Wei Yin-Heng; and the remaining 39.6 per cent. interest is owned by other relatives of Mr Wei. Accordingly, Ting Hsin Oil is deemed to be a connected party of the Company under the Listing Rules.

The Purchasing Agreement involves transactions which occur on a recurring basis over a period of time. Hence, the transactions will constitute continuing connected transactions of the Company.

It is estimated that the total amount of the purchases under the Purchasing Agreement during the period from 1st January 2005 to 31st December 2005 will not exceed NTD80,000,000 (approximately HK$19,417,476 at the exchange rate of HK$1:NTD4.12).

Since the applicable percentage ratios (other than the profits ratio) for the annual amount of the Purchasing Agreement are estimated to be less than 2.5% during the period from 1st January 2005 to 31st December 2005, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of these transactions under the Purchasing Agreement will be included in the Company's next published annual report and accounts in accordance with the Listing Rules.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH TING HSIN OIL

Date

Purchase agreement (the "Purchase Agreement") was made on 14th January 2005.

Parties

Master Kong (Taiwan) Foods Company Limited ("Master Kong (Taiwan)") is a wholly owned subsidiary of Tingyi (Cayman Islands) Holding Corp. (the "Company").

Ting Hsin Oil & Fat Industrial Company Limited ("Ting Hsin Oil") is a company incorporated in Taiwan. It is engaged in the manufacture and sales of processed oil in Taiwan.

Terms

1. Ting Hsin Oil will provide processed oil to Master Kong (Taiwan) for the manufacturing of instant noodles between the period from 1st January 2005 to 31st December 2005.

2. During the period from 1st January 2005 to 31st December 2005, it is estimated that Master Kong (Taiwan) will purchase processed oil maximum up to approximately 5,000 tonnes from Ting Hsin Oil at a maximum transaction amount of NTD80,000,000 (approximately HK$19,417,475 at the exchange rate of HK$1: NTD4.12). The amount to be settled will be calculated on the volume actually purchased. The maximum amount is determined based upon information provided by Master Kong (Taiwan) primarily taking into account (i) the historical amounts of purchases paid by Master Kong (Taiwan) to Ting Hsin Oil for the year ended 31st December 2004 of approximately NTD42,937,520, and (ii) expected increase in sales and market share of Master Kong (Taiwan) and expected increase in demand of Taiwan market. This maximum amount also considers the effect from any adjustments by Master Kong (Taiwan) in sales price and product mix. The Board is of the view that the maximum amount is fair and reasonable.

3. Any party shall not transfer its obligations and interests entitled under the Purchasing Agreement to third parties without the consent of both parties.

4. During the term of the Purchasing Agreement, the parties are obliged to keep confidential information contained in the corresponding documents and shall not reveal to any third parties not related to the Purchasing Agreement.

5. The Purchasing Agreement will come into effect on 1st January 2005 and expire on 31st December 2005, for a term of one year. A month prior to the expiry of the Purchasing Agreement, the parties may negotiate and agree on the renewal of the Purchasing Agreement, provided that if the performance of the Purchasing Agreement is not

practicable as a result of the occurrence of unforeseen circumstances, such as natural disasters and wars, both parties may terminate the Purchase Agreement prior to its expiry upon negotiation. The parties shall perform the Purchasing Agreement in a bona fide manner. If any party breaches the Purchasing Agreement, the other party shall terminate the Purchasing Agreement and claim for damages.

The purchase fees were negotiated on an arm's length basis and on normal commercial terms after considering quotations of other independent manufacturers from time to time. The fees shall not be less favourable than the price offered by independent third parties. The fees will be paid in cash on a monthly basis within 60 days after the end of the relevant months.

Rationale for the transaction

The Company and its subsidiaries ("the Group") are principally engaged in the manufacturing, distribution and sales of instant noodles, bakery and beverages in the People's Republic of China (the "PRC").

The terms of the Purchasing Agreement are the same as the former purchasing agreement entered into on 5th January 2004 between Master Kong (Taiwan) and Ting Hsin Oil announced on 6th January 2004. The former purchasing agreement expired on 31st December 2004. The Company and Master Kong (Taiwan) have decided to continue to purchase processed oil from Ting Hsin Oil mainly because Ting Hsin Oil is the leader in the processed oil industry in Taiwan. Ting Hsin Oil has extensive experience as to the observation of the trend of oil price and management of quality. It is equipped with good capability in inventory adjustment and scale of refined processing. It also does well in cost control. As a result, its processing fee is lower whilst the supply of goods is more stable and the level of safety is higher when compared with other competitors. This transaction will enable Master Kong (Taiwan) to further lower the manufacturing cost of instant noodles in Taiwan.

The directors of the Company (including the independent non-executive directors) consider that the terms of purchase are in the ordinary and usual course of business of the Group, on normal commercial terms, fair and reasonable and in the best interest of the Company and the Shareholders as a whole.

Connected transaction of the Company

Ting Hsin Oil is a company incorporated in Taiwan. 60.4 per cent. interest of the company is owned by Messrs Wei Ing-Chou and Mr Wei Ying-Chiao, the two executive directors of the Company, and their brothers, namely Messrs Wei Yin-Chun and Wei Yin-Heng; and the remaining 39.6 per cent. interest is owned by other relatives of Mr Wei. Accordingly, Ting Hsin Oil is deemed to be a connected party of the Company under the Listing Rules.

The Purchasing Agreement involves transactions which occur on a recurring basis over a period of time. Hence, the transactions will constitute continuing connected transactions of the Company.

It is estimated that the total amount of the purchase under the Purchasing Agreement during the period from 1st January 2005 to 31st December 2005 will not exceed NTD80,000,000 (approximately HK$19,417,476 at the exchange rate of HK$1:NTD4.12).

Since the applicable percentage ratios (other than the profits ratio) for the annual amount of the Purchasing Agreement are estimated to be less than 2.5% during the period from 1st January 2005 to 31st December 2005, the transactions are only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of these transactions under the Purchasing Agreement will be included in the Company's next published annual report and accounts in accordance with the Listing Rules.

General

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 14th January 2005

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.

香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

24 January 2005

CENSURE
OF
Tingyi (Cayman Islands) Holding Corporation
("the Company", together with its subsidiaries, "the Group")
and
CRITICISM
OF
Mr Wei Ing Chou ("Mr Wei")

The Exchange hereby publicly censures the Company for two breaches of Paragraph 2(1) of the Listing Agreement, namely uneven disclosure of information determined by the Exchange to be price sensitive to two analysts of separate investment banks in July 2000 and March 2001 respectively.

The Exchange hereby publicly criticises Mr Wei for breaches of his Director's Undertaking by failing to use his best endeavours to ensure the Company complied with its disclosure obligations.

Uneven Disclosure of Price Sensitive Information to Research Analysts

The Company on two occasions disclosed certain unpublished information to individual analysts which was determined by the Exchange to be price sensitive and thereby placed the analysts in a privileged dealing position. Simultaneous press announcements of such information were not made by the Company at the relevant time.

(i) On or about 11 July 2000, the Company, by its Investors Relations Manager, unevenly disclosed to an analyst certain unaudited 5-month financial information of the Group which had not been disclosed by the Company in an announcement prior to the publication of the 2000 interim results of the Company on 3 August 2000 ("the First Incident").

(ii) On or about 29 March 2001, the Company, by the same Investors Relations Manager, unevenly disclosed to another analyst certain unaudited 11-month financial information of the Group, which had not been disclosed by the Company in an announcement prior to the publication of the 2000 annual results of the Company on 25 April 2001 ("the Second Incident").

On each occasion, as the Company had not preserved secrecy as required in Notes 2.1 and 2.2 to Paragraph 2(1), it was required by Paragraph 2(1) to disclose the information by way of announcement.

As a consequence of a settlement, the Company agreed not to contest the Exchange's allegation that the Company had breached Paragraph 2(1) of the Listing Agreement on both occasions.

Breaches by Mr Wei Ing Chou

Mr Wei was the Chairman, the Chief Operating Officer and an Executive Director of the Company at the material time and at present. The Exchange found that he had contributed to the Company's breaches of Paragraph 2(1) of the Listing Agreement in that the guidance established and provided by the Company to the Investors Relations Manager of the Company, who had responsibility for meeting with analysts and had access to unpublished information as regards the performance of the Company, was inadequate to protect against the disclosure by her of non-public price sensitive information.

As a consequence of a settlement, Mr Wei agreed not to contest the Exchange's allegation that he had breached his Director's Undertaking in that he failed to use his best endeavours to procure the Company's compliance with Paragraph 2(1) of the Listing Agreement.

Accordingly, the Exchange hereby publicly censures the Company for breaching Paragraph 2(1) of the Listing Agreement.

The Exchange hereby publicly criticises Mr Wei for breaching his Director's Undertaking to the Exchange.

Head of Listing, Richard Williams said in reference to this case, "It is incumbent on directors of listed companies to put arrangements in place to ensure that the price sensitivity of financial information, even top-line numbers, is assessed before it is provided to research analysts. If information provided to an analyst would allow the analyst, by reference to other information provided by the Company or otherwise publicly available, to reach a reasonably accurate conclusion about the company's non-public profit figures or trend, then the Company will breach its continuous disclosure obligations if it has not also announced that information to the market."

Notes to Editor:

The breaches involve uneven dissemination of unpublished financial information of the Group by the Company to analysts on 11 July 2000 and 29 March 2001.

On 11 July 2000, the Company through its Investors Relations Manager disclosed to an analyst of an investment bank the Group's 5-month gross margin figure, extended growth of sales and changes in the gross margin. The disclosure was made three weeks before the Company's publication of its 2000 Interim Results. Based on the information obtained, the investment bank published equity research reports on 17 July 2000 and 25 July 2000. The average share price increased by about 16% on each occasion from 14 July 2000 to 18 July 2000 and from 24 July 2000 to 26 July 2000, subsequent to the respective publication dates of the research reports.

On 29 March 2001, the Company through the same Investors Relations Manager disclosed to an analyst of another investment bank the Group's 11-month sales volume figure and turnover increase percentage. The disclosure was made less than one month before the Company's publication of its 2000 Annual Results. Based on the information obtained, the investment bank prepared a research note on 30 March 2001. The average share price increased by about 3% from 29 March 2001 to 30 March 2001 and the trading volume on 30 March 2001 was 280% of the average daily trading volume for the period from 1 to 29 March 2001. The research note and increase in trading volume was reported in the Sing Pao Daily News on 31 March 2001.

Paragraph 2(1) of the Listing Agreement imposed an obligation on issuers to keep the Exchange, members of the issuer and other holders of its listed securities informed as soon as reasonably practicable of price sensitive information relating to the group. Note 2.1 of Paragraph 2(1) specifically requested that information should not be divulged outside the issuer in any way that a person is placed in a privileged dealing position. Note 2.2 of Paragraph 2(1) further required that if confidentiality of information, which could have a significant effect on the market activity or price of the shares, cannot continue to be maintained, the Company should publish an announcement disclosing the same.

The form of the Director's Undertaking is Form 5B of the Appendix to the Listing Rules.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to announce that the assets and business of The Third Prince Group, a company in which the Company has a 50% interest, will be reorganised into two groups and owned and run separately by the Company and the other 50% shareholder of The Third Prince Group.

This announcement is made pursuant to Rule 13.09 of the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

Third Prince (Santazi) Company Limited Hebei (the "**Third Prince Group**") is a company established in the People's Republic of China in May 2004 and is engaged in the production and sale of instant noodles bearing "Yi Wan Xiang" and the "Third Prince" brands. It is owned as to 50% by a wholly-owned subsidiary of the Company and the balance by a third party unconnected with the Company (the "**Third Party**"). The board of directors (the "**Board**") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") announces that the assets and businesses of the Third Prince Group will be reorganised and owned and run separately by the Company and the Third Party.

Under the reorganisation, the Company will hold all the "Yi Wan Xiang" trademarks (the "**Trademark**"), the formulae, know-how and all related intellectual property rights in respect of the products that bear the Trademark, and the related production facilities. The Third Party will hold the remaining assets and business of the Third Prince Group. The reorganisation is expected to be completed in February 2005. The Board wishes to state that the reorganisation will better enable the Company and the Third Party to apply their respective strengths on the two separate businesses and will not have any material impact on the Company.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are executive directors of the Company. Mr. Katsuo Ko, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are independent non-executive directors of the Company.

By Order of the Board
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
Ip Pui Sum
Company Secretary

Hong Kong, 31 January 2005

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.